
08047313


CTG
TM
Covenant Transportation Group

ANNUAL REPORT 2007

COVENANT TRANSPORTATION GROUP, INC.

Covenant Transportation Group, Inc. is a truckload carrier that offers just-in-time and other premium transportation services for customers throughout the United States.

FINANCIAL HIGHLIGHTS



Freight Revenue
(in millions)
700
600
500
400
300
200
100
0
2003
2004
2005
2006
2007
Net Income (loss)
(in millions)
15
10
5
0
-5
-10
-15
-20
2003
2004
2005
2006
2007
Book Value Per Share
(at year-end)
14
12
10
8
6
4
2
0
2003
2004
2005
2006
2007

SUMMARY OF OPERATIONS

	2003	2004	2005	2006	2007
Freight revenue (in thousands)	$555,678	$558,453	$555,428	$572,239	$602,629
Net income (loss) (in thousands)	$12,156	$3,376 (1)	$5,186	$(1,381)	$(16,726) (2)
Net margin	2.2%	0.6%	0.9%	(0.2%)	(2.8)%
Earnings (loss) per share (diluted)	$0.83	$0.23 (1)	$0.37	$(0.10)	$(1.19) (2)
Book value per share (year end)	$13.09	$13.34	$13.57	$13.49	$12.28

(1) Includes a $12.2 million ($0.82 per share) after-tax increase to our estimated liability for casualty and workers' compensation.

(2) Includes a $1.0 million ($0.07 per share) after-tax impairment charge related to an airplane.

This Annual Report contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may be identified by their use of terms or phrases such as "expects," "estimates," "projects," "believes," "anticipates," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Readers should review and consider the factors discussed in the "Risk Factors" section of this Annual Report, along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission. We disclaim any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

Covenant
Transportation Group, Inc.

Dear Friends of Covenant Transportation Group, Inc.:

This letter normally is addressed only to our stockholders. However, at this critical point in time for Covenant, and for the entire truckload industry, I felt it was important to involve all of our key constituencies – stockholders, employees, suppliers, customers, and even fellow truckload owners and executives – in the discussion.

As most of you know, our financial results in 2007 were poor, and we did not live up to our own expectations for improvement. Some of this was because the pace of change is rarely as fast as we would like. Some was attributable to a slowing economy and high fuel prices. Because of our strong capital base of approximately $165 million in stockholders' equity, ample liquidity currently available under our credit facilities, and our excellent employees, we are better positioned than most of our competitors to withstand the current, negative environment. Nevertheless, we are not content. We are fundamentally committed to achieving a reasonable return on our investment, or to finding the size and allocation of assets where we can achieve a reasonable return. Anything close to the status quo is unacceptable.

Before addressing the current situation, I would like to briefly describe how our industry reached its current state. Prior to 1980, the industry was characterized by regulated routes and pricing, with few larger truckload carriers and little competition or flexibility to meet changing supply chain needs. In 1980, the trucking industry was deregulated, ushering in a new wave of growth for entrepreneurial companies that could respond to the desire of major shippers to obtain efficiency by moving entire truckloads of freight from point to point. Thousands of truckload companies were created and grew rapidly over the ensuing 20 years, resulting in a highly fragmented and competitive market. Because of competition and demands for efficiency, truckload rates did not keep pace with inflation, transportation costs fell as a percentage of most product prices. This benefitted shippers and consumers, but the truckload carriers operated on thin margins that probably did not justify the level of capital invested. However, at least after the mid-1990s, most shippers protected the carriers against spikes in fuel costs through adequate fuel surcharge programs.

Since 2000, our industry and our customers have been whipsawed by three distinct periods. From 2000 through 2002, over-investment in equipment during the late 1990s, a slow economy, rising costs, and a crash in the used truck market severely hurt the truckload carriers, and many exited the industry. From 2003 through the first half of 2006, economic growth and less trucking capacity allowed carriers to raise rates rapidly. Truckload profitability improved, but still not to the level of most asset-intensive industrial companies. By the second half of 2006, capacity increased because of the so-called "pre-buy" of tractors in advance of new engine regulations, which became effective January 1, 2007. At the same time, the housing bust and subsequent economic and financial scares slowed demand for freight. Since that time, shippers have put significant downward pressure on freight rates and, most devastatingly, implemented programs to limit reimbursement for fuel price increases at the same time fuel prices skyrocketed.

In summary, since 2000, either the shippers or the truckload carriers have had a gun to their heads – we have just been handing the gun back and forth. Right now, the shippers have the gun, but if they continue to force capacity out of the market through irresponsible fuel reimbursement policies and bid procedures, and into the teeth of an economic stimulus package, they will hand the gun back to the truckload carriers. This game of "chicken" is unproductive over the long term, and we need to change the nature of discussion with our customers.

What has Covenant been doing to address the situation?

We have engaged all our personnel in a company-wide effort to control costs, provide better service to our customers and drivers, and improve results. These efforts include:

- Reducing the number of tractors and trailers in our fleet and improving the ratio of trailers to tractors to gain operating efficiency and reduce excess capital invested in our business;
- Improving our ratio of tractors to non-driver personnel from approximately 3.5-to-1.0 to approximately 4.0-to-1.0;
- Investing in nearly 500 auxiliary power units to reduce idle time and thus the fuel consumption of our tractors; and
- Reducing the total amount outstanding under debt and lease agreements by $48.7 million at the end of 2007 versus at the end of 2006.

To Our Friends
(continued)

As a result of these steps and others, we have reduced our asset-based trucking pre-tax operating costs, excluding fuel, by $.072 per mile from the quarter ended December 31, 2006 to the quarter ended December 31, 2007.

What still needs to be done?

Internally at Covenant, we need to continue aggressively controlling our cost per mile. As noted above, over the past four quarters, excluding the effect of fuel price increases, we have reduced our asset-based trucking pre-tax operating cost per mile by $.072 per mile, but we still have more opportunity for improvement. We also need to allocate our trucks to customers and lanes where we have a realistic opportunity to move toward a 90% operating ratio or better. If we do not believe we can achieve that goal in a reasonable timeframe, we should consider reducing the assets allocated to under-achieving operations until we reach the correct capacity/demand balance.

As an industry, without discounting the many other things we need to do, such as developing drivers, improving safety, implementing better technology, and adopting environmentally friendly practices, I believe we should consider three main items as we attempt to evolve the relationship with our shippers:

- Most immediately, we must return to an environment in which we recover all or the vast majority of fuel price increases. For the first quarter of 2008, we expect our fuel cost per mile, after surcharge reimbursement, to be nearly 8.5 cents per mile higher than our net cost per mile in the first quarter of 2007. That is simply too much to overcome. Our goal should be for fuel price risk to be fully passed through to allow us and our customers to focus on operational efficiencies rather than fuel prices that are beyond either their control or ours. The railroads and LTL companies burn less fuel and haul relatively less of the nation's freight, yet they recover most or all fuel price increases. Truckload carriers, with more freight and fuel price risk, should obtain this benefit.
- On a longer-term basis, we need to convince our customers, our competitors, and ourselves that we need to earn adequate returns to justify continuing to put capital to work in the business. Depending on leverage and interest rates, we estimate that, over time, truckload carriers should not invest capital for anything worse than a 90% operating ratio. To use free cash to grow rapidly, the operating ratio must be better than 90%. For comparison, the S&P 500 generated an average operating margin of approximately 20% and average return on equity of approximately 18% over the past five years. These companies, most of which are major shippers, demand much better margins than the average operating margin generated by most truckload carriers. We must move toward the financial discipline exhibited by our customers and also decide as an industry that capacity needs to shrink to the level that will support a 90% operating ratio or better. We also must educate our customers about the need for a reasonable return to ensure adequate truck capacity by virtue of capital deployment in the industry.
- Finally, we must convince shippers to re-allocate a significant portion of the freight they place with brokers and third-party logistics companies back to the asset-based truckload carriers. By now, most of the major truckload carriers, and many smaller ones, operate brokerage/logistics units. In many cases, these truckload brokerage/logistics units can perform the same service as a non-asset based broker. Moreover, by supporting the brokerage/logistics arm of an asset-based truckload carrier, the shippers can support companies that actually invest in assets that haul their freight. It makes no sense that a company with heavy capital investment (approximately $150,000 per new tractor-trailer unit at a 2:1 trailer to tractor ratio) is pushed down to a low single digit operating margin, while a non-asset based brokerage/logistics company is allowed to achieve higher margins without investing in a single truck. Shippers should support the asset-based carriers, and the asset-based carriers should demand their share of brokerage freight to justify allocating their assets to the shipper.

To Our Friends
(continued)

Where do we go from here?

As you read this letter, our sales force and senior management team are meeting with customers to explain the enormous impact fuel prices are having on our company and our industry. We are pushing hard for emergency fuel price relief as well as a longer term understanding of how to address fuel prices as an industry. In addition, we are evaluating our fleet for its potential to move toward acceptable returns. We have identified approximately three percent of our fleet for reduction in the second quarter, and we expect to continue to size our fleet to reflect customer willingness to provide acceptable compensation for our investment. Our highest earnings were on a base of under $500 million in revenue before fuel surcharge, so we are confident of finding the right size and allocation of equipment. We also are continuing to cut costs and expect our cost per mile, excluding fuel, to be lower in the second quarter than it was in the first quarter.

In closing, I would like to say that despite several near term challenges, the future remains bright for Covenant Transportation Group and our industry if we show the discipline to restrain capacity until growth is justified. More than 75% of the nation's freight by value moves in trucks, and the truckload carriers have the largest market share. This market is not going away any time soon, and there is plenty of opportunity for us to capitalize.

As always, I would like to thank my colleagues who continue to work extraordinary hours under incredible pressure in this difficult environment. They truly give their all to our company. Special thanks go to Joey Hogan, for taking on additional responsibility by becoming President of our largest subsidiary, and to Jacqueline Parker, for taking on a market research and supply chain analysis outside of her normal role.

Also, as a special note, I would like to thank one of our original outside board members, Hugh O. Maclellan, Jr., for his many years of service to Covenant. Hugh turned 68 this year and has decided not to stand for re-election to the board. Hugh has resolved to devote all of his energy toward his family, the Maclellan Foundation, and the worldwide work of his ministry. Hugh has been a trusted friend and counselor, and we will miss his presence at our board meetings.

To all of our investors and other friends, thank you for your continuing support.

Sincerely,



David R. Parker
Chairman and CEO

BUSINESS

This Annual Report on Form 10-K contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including without limitation: any projections of earnings, revenues, or other financial items; any statement of plans, strategies, and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; and any statements of belief and any statement of assumptions underlying any of the foregoing. Such statements may be identified by their use of terms or phrases such as "expects," "estimates," "projects," "believes," "anticipates," "intends," and similar terms and phrases. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Readers should review and consider the factors discussed in "Risk Factors" of this Annual Report on Form 10-K, along with various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

All such forward-looking statements speak only as of the date of this Annual Report on Form 10-K. You are cautioned not to place undue reliance on such forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in the events, conditions, or circumstances on which any such statement is based.

References in this Annual Report to "we," "us," "our," or the "Company" or similar terms refer to Covenant Transportation Group, Inc. and its subsidiaries.

General

We are the tenth largest truckload carrier in the United States measured by fiscal 2006 revenue according to *Transport Topics*, a publication of the American Trucking Associations. We focus on targeted markets where we believe our services can provide a competitive advantage. Currently, we categorize our business with five major service offerings: Expedited long haul service, SRT Refrigerated service, Dedicated service, Covenant regional solo-driver service, and Star regional solo-driver service. We are a major carrier for transportation companies such as freight forwarders, less-than-truckload carriers, and third-party logistics providers that require a high level of service to support their businesses, as well as for traditional truckload customers such as manufacturers and retailers. We also generate revenue through a subsidiary that provides freight brokerage services.

We were founded as a provider of expedited long-haul freight transportation, primarily using two-person driver teams in transcontinental lanes. Beginning in the late 1990's and continuing into 2001, a combination of customer demand for additional services, changes in freight distribution patterns, a desire to reduce exposure to the more cyclical and seasonal long-haul markets, and a desire for additional growth markets convinced us to offer additional services. Through our acquisitions of Bud Meyer Truck Line and Southern Refrigerated Transport ("SRT"), we entered the refrigerated market. Through our acquisitions of Harold Ives Trucking, Con-Way Truckload Services and Star Transportation ("Star"), we developed a significant solo-driver operation. In addition, over the past several years, we internally developed the capacity to provide dedicated fleet and freight brokerage services.

In mid-2005, we undertook a realignment of our business into distinct service offerings. Following our business realignment, we operate as a holding company with several service offerings, some of which are offered through separate subsidiaries. As of March 2008, our service offerings were as follows:

- Expedited long-haul service. At December 31, 2007, we operated approximately 927 tractors in our Expedited service offering. Our expedited teams in this service offering generally operate over distances ranging from 1,000 to 2,000 miles and had an average length of haul of 1,484 miles in the fourth quarter of 2007. Our expedited teams can offer service standards such as coast-to-coast delivery in 72 hours, meeting delivery appointments within 15 minutes, and delivering 97% of loads on-time. We believe our expedited teams offer greater speed and reliability than rail, rail-truck intermodal, and solo-driver competitors at a lower cost than air freight. The main advantage to us of expedited team service is the relatively high revenue per tractor. The main challenges are managing the mileage on the trucks to avoid decreasing the resale value and recruiting and pairing two drivers, particularly during driver shortages.

- Dedicated service. At December 31, 2007, we operated approximately 670 tractors in our Dedicated service offering with an average length of haul of 632 miles in the fourth quarter of 2007. These tractors operate for a single customer or on a defined route and frequently have contractually guaranteed revenue. Customers for this service offering desire committed capacity, and we have expanded our participation in their design, development, and execution of supply chain solutions. We believe the advantages of dedicated service include protection against rate pressure during the term of the agreement and predictable equipment utilization and routes, which assist with driver retention, asset productivity, and management planning. We believe the challenges of dedicated fleets include limited ability to react to certain cost changes and to increase rates to take advantage of market shifts.

- Covenant regional solo-driver service. At December 31, 2007, we operated approximately 637 tractors in our Regional solo-driver service offering. This service offering consists of units that operate under the Covenant Transport name. The average length of haul was approximately 565 miles during the fourth quarter of 2007. We believe the advantages of regional truckload service include access to large freight volumes, generally higher rates per mile, and driver-friendly routes. We believe the disadvantages of regional truckload service include lower equipment utilization and a greater percentage of non-revenue miles than in long-haul lanes.

- SRT Refrigerated service. At December 31, 2007, we operated approximately 721 tractors under our Southern Refrigerated Transport (SRT) subsidiary with an average length of haul of 1,174 miles during the fourth quarter of 2007. Our refrigerated service offering includes the transport of fresh produce from the West Coast to the Midwest or Southeast and return with either refrigerated or general commodities and a growing presence within traditional food and beverage shippers. We believe the advantages of refrigerated service include less cyclical freight patterns and a growing population that requires food products. We believe the challenges of refrigerated service include more expensive trailers, the perishable nature of commodities, and the fuel and maintenance expense associated with refrigeration units.

- Star regional solo-driver service. Star operates primarily in the southeastern United States, with shipments concentrated from Texas across the Southeast to Virginia, and had an average length of haul of approximately 497 miles during the fourth quarter of 2007. We are operating Star as a separate subsidiary.

- Covenant Transport Solutions' brokerage freight service. During the fourth quarter of 2007, the brokerage freight offering accounted for approximately 4% of our total loads. As our tractors are not utilized in this division, our methods of performance measurement vary from the other service offerings. We expect the brokerage freight offering to help us continue to serve customers when we lack capacity in a given area or the load does not meet our operating profile. This service offering has helped us to continue to serve customers when we lacked capacity in a given area or when the load has not met the operating profile of one of our asset-based service offerings.

The following chart reflects the size of our service offerings measured by revenue:


Refrigerated, 20%
Brokerage, 3%
Dedicated, 17%
Regional, 26% (Covenant and Star)
Expedited, 34%

The development of our business into service offerings has affected our operating metrics over time. With the exception of our freight brokerage service, we measure performance of our service offerings in four areas: average length of haul, average freight revenue per total mile (excluding fuel surcharges), average miles per tractor, and average freight revenue per tractor per week (excluding fuel surcharges). A description of each follows:

Average Length of Haul. Our average length of haul has decreased over time as we have increased the use of solo-driver tractors and increased our focus on regional markets. Shorter lengths of haul frequently involve higher rates per mile from customers, fewer miles per truck, and a greater percentage of non-revenue miles caused by re-positioning of equipment.


Average Length of Haul in Miles
Miles
2,000
1,500
1,000
500
0
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Average Freight Revenue Per Total Mile. Our average freight revenue per mile increased sharply until 2006, and since then has been relatively flat. Average freight revenue per loaded mile has increased approximately 22% since 2000, while non-revenue miles have also increased. This led to an 18% increase in average freight revenue per total mile. All freight revenue per mile numbers exclude fuel surcharge revenue.


Freight Revenue Per Total Mile (excludes fuel surcharge revenue)
$1.40
$1.35
$1.30
$1.25
$1.20
$1.15
$1.10
$1.05
$1.00
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Average Miles Per Tractor. We are beginning to see our average miles per tractor increase due to our ability to move units to service offerings where they are better utilized.


Average Miles Per Tractor
Miles
150,000
140,000
130,000
120,000
110,000
100,000
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Average Freight Revenue Per Tractor Per Week. We use average freight revenue per tractor per week (which excludes fuel surcharges) as our main measure of asset productivity. This operating metric takes into account the effects of freight rates, non-revenue miles, and miles per tractor. In addition, because we calculate average freight revenue per tractor using all of our trucks, it takes into account the percentage of our fleet that is unproductive due to lack of drivers, repairs, and other factors.


Average Freight Revenue Per Tractor Per Week
$3,200
$3,100
$3,000
$2,900
$2,800
$2,700
$2,600
$2,500
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Customers and Operations

Our primary customers include manufacturers and retailers, as well as other transportation companies. In 2007, our five largest customers were Georgia Pacific, UPS, Alcoa, Wal-Mart, and Nissan. Our top five customers accounted for 21.5% of our revenue in 2007. Our top five customers accounted for 32.4% of our revenue in 2006.

We operate tractors driven by a single driver and also tractors assigned to two-person driver teams. Over time the percentage of our revenue generated by driver teams has trended down, although the mix will depend on a variety of factors over time. Our single driver tractors generally operate in shorter lengths of haul, generate fewer miles per tractor, and experience more non-revenue miles, but the lower productive miles are expected to be offset by generally higher revenue per loaded mile and the reduced employee expense of compensating only one driver.

We equip our tractors with a satellite-based tracking and communications system that permits direct communication between drivers and fleet managers. We believe that this system enhances our operating efficiency and improves customer service and fleet management. This system also updates the tractor's position every 30 minutes, which allows us and our customers to locate freight and accurately estimate pick-up and delivery times. We also use the system to monitor engine idling time, speed, performance, and other factors that affect operating efficiency.

As an additional service to customers, we offer electronic data interchange and Internet-based communication for customer usage in tendering loads and accessing information such as cargo position, delivery times, and billing information. These services allow us to communicate electronically with our customers, permitting real-time information flow, reductions or eliminations in paperwork, and the employment of fewer clerical personnel. We use a document imaging system to reduce paperwork and enhance access to important information.

Our operations generally follow the seasonal norm for the trucking industry. Equipment utilization is usually at its highest from May to August, maintains high levels through October, and generally decreases during the winter holiday season and as inclement weather impedes operations.

We operate throughout the United States and in parts of Canada and Mexico, with substantially all of our revenue generated from within the United States. All of our assets are domiciled in the United States, and for the past three years less than one percent of our revenue has been generated in Canada and Mexico. We do not separately track domestic and foreign revenue from customers or domestic and foreign long-lived assets, and providing such information would be impracticable.

Drivers and Other Personnel

Driver recruitment, retention, and satisfaction are essential to our success, and we have made each of these factors a primary element of our strategy. We recruit both experienced and student drivers as well as independent contractor drivers who own and drive their own tractor and provide their services to us under lease. We conduct recruiting and/or driver orientation efforts from three of our locations and we offer ongoing training throughout our terminal network. We emphasize driver-friendly operations throughout our organization. We have implemented automated programs to signal when a driver is scheduled to be routed toward home, and we assign fleet managers specific tractor units, regardless of geographic region, to foster positive relationships between the drivers and their principal contact with us.

The truckload industry has periodically experienced difficulty in attracting and retaining enough qualified truck drivers. It is also common for the driver turnover rate of individual carriers to exceed 100%. At times, there are driver shortages in the trucking industry. In past years, the number of qualified drivers has not kept pace with freight growth because of (i) changes in the demographic composition of the workforce; (ii) alternative employment opportunities other than truck driving that become available in a growing economy; and (iii) individual drivers' desire to be home more often.

While the driver recruiting and retention market remained challenging in 2007, it was less difficult than the driver market experienced in the first half of 2006. We believe weakness in the housing market contributed favorably to our recruiting and retention efforts for much of 2007. In addition, if adopted, recent rules proposed by the FMCSA requiring additional training for potential drivers to obtain a commercial driver's license could materially impact the number of potential new drivers entering the industry and accordingly, negatively impact our results of operation. We anticipate that competition for qualified drivers will remain high and cannot predict whether we will experience future shortages. If such a shortage were to occur and a driver pay rate increase became necessary to attract and retain drivers, our consolidated results of operations would be negatively impacted to the extent that we may be unable to obtain corresponding freight rate increases.

We use driver teams in a substantial portion of our tractors. Driver teams permit us to provide expedited service on selected long-haul lanes because driver teams are able to handle longer routes and drive more miles while remaining within Department of Transportation ("DOT") safety rules. The use of teams contributes to greater equipment utilization of the tractors they drive than obtained with single drivers. The use of teams, however, increases personnel costs as a percentage of revenue and the number of drivers we must recruit. At December 31, 2007, teams operated approximately 24% of our tractors.

We are not a party to a collective bargaining agreement. At December 31, 2007, we employed approximately 4,144 drivers and approximately 908 non-driver personnel. At December 31, 2007, we also contracted with approximately 127 independent contractor drivers. We believe that we have a good relationship with our personnel.

Revenue Equipment

We believe that operating high quality, late-model equipment contributes to operating efficiency, helps us recruit and retain drivers and is an important part of providing excellent service to customers. Our policy is to operate our tractors while under warranty to minimize repair and maintenance costs and reduce service interruptions caused by breakdowns. We also order most of our equipment with uniform specifications to reduce our parts inventory and facilitate maintenance. At December 31, 2007, our tractor fleet had an average age of approximately 22 months and our trailer fleet had an average age of approximately 41 months. All of our tractors were equipped with post October 2002 emission-compliant engines. Approximately 84% of our trailers were dry vans and the remainder were refrigerated vans.

Industry and Competition

The U.S. market for truck-based transportation services generates total revenues of greater than an estimated $600 billion and is projected to follow the overall U.S. economy. The trucking industry includes both private fleets and "for-hire" carriers. We operate in the highly fragmented for-hire truckload segment of this market, which generates estimated revenues of approximately $300 billion. Our dedicated business also competes in the estimated $280 billion-plus private fleet portion of the overall trucking market, by seeking to convince private fleet operators to outsource or supplement their private fleets.

The United States trucking industry is highly competitive and includes thousands of "for-hire" motor carriers, none of which dominate the market. Service and price are the principal means of competition in the trucking industry. We compete to some extent with railroads and rail-truck intermodal service but differentiate ourself from them on the basis of service. Rail and rail-truck intermodal movements are more often subject to delays and disruptions arising from rail yard congestion, which reduce the effectiveness of such service to customers with time-definite pick-up and delivery schedules.

We believe that the cost and complexity of operating trucking fleets are increasing and that economic and competitive pressures are likely to force many smaller competitors and private fleets to consolidate or exit the industry. As a result, we believe that larger, better-capitalized companies, like us, will have opportunities to increase profit margins and gain market share. In the market for dedicated services, we believe that truckload carriers, like us, have a competitive advantage over truck lessors, who are the other major participants in the market, because we can offer lower prices by utilizing back-haul freight within our network that traditional lessors may not have.

The significant industry-wide accelerated purchase of new trucks in advance of the January 2007 EPA emissions standards for newly manufactured trucks contributed to excess truck capacity. This excess capacity partially disrupted the supply and demand balance for trucks in the second half of 2006 and in 2007. The recent softness in the housing and automotive sectors (including us) caused carriers dependent on these freight markets to aggressively compete in other freight markets. Other demand-related factors that may have contributed to lower freight demand and flat to lower freight rates in 2006 and 2007 were (i) inventory tightening by some large retailers, (ii) some shippers shifting to more intermodal intact container shipments for lower value freight, and (iii) moderating economic growth in the retail sector. Since April 2007, Class 8 truck production has declined dramatically, and we expect this decline will continue for several more months. Over time, lower new truck production and inventory depletion of 2006 engine trucks on truck dealer lots should help to balance the supply of trucks with the freight market. During the same period in which truckload freight rates have been depressed, inflationary and operational cost pressures have challenged truckload carriers, particularly highly leveraged private carriers. If this environment continues, an increase in trucking company failures is more likely, which could also help to balance the supply of trucks.

Regulation

Our operations are regulated and licensed by various U.S. agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the United States Department of Transportation ("DOT"), including those relating to drug and alcohol testing and hours-of-service. Such matters as weight and equipment dimensions are also subject to U.S. regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours-of-service, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the EPA and the Department of Homeland Security ("DHS"), also regulate our equipment, operations, and drivers.

The DOT, through the Federal Motor Carrier Safety Administration, or FMCSA, imposes safety and fitness regulations on us and our drivers. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). On July 24, 2007, a federal appeals court vacated portions of the 2005 Rules. Two of the key portions that were vacated include the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allows drivers to restart calculations of the weekly on-duty time limits after the driver has at least 34 consecutive hours off duty. The court indicated that, in addition to other reasons, it vacated these two portions of the 2005 Rules because FMCSA failed to provide adequate data supporting its decision to increase the driving day and provide for the 34-hour restart. Following a request by FMCSA for a 12-month extension of the vacated rules, the court, in an order filed on September 28, 2007, granted a 90-day stay of the mandate and directed that issuance of the its ruling be withheld until December 27, 2007, to allow FMCSA time to prepare its response. On December 17, 2007, FMCSA submitted an interim final rule, which became effective December 27, 2007 (the "Interim Rule"). The Interim Rule retains the 11 hour driving day and the 34-hour restart, but provides greater statistical support and analysis regarding the increased driving time and the 34-hour restart. We understand that FMCSA expects to publish a final rule later in 2008. As the Interim Rule appears to be very similar to the one struck down by the federal appeals court in July of 2007, advocacy groups may challenge the Interim Rule. On January 23, 2008, the court denied an advocacy group's motion to invalidate the interim rule. If further motions are made, the court's decision could have varying effects, as reducing driving time to 10 hours daily may reduce productivity in some lanes, while eliminating the 34-hour restart could enhance productivity in certain instances. On the whole, however, we believe a court's decision to strike down the Interim Rule would decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We are also unable to predict the effect of any new rules that might be proposed, but any such proposed rules could increase costs in our industry or decrease productivity.

The Transportation Security Administration ("TSA") has adopted regulations that require determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our fleet growth, or result in trucks sitting idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so.

Some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. These restrictions could force us to alter our drivers' behavior, purchase on-board power units that do not require the engine to idle, or face a decrease in productivity.

We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, engine idling, and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain above-ground bulk fuel storage tanks and fueling islands at four of our facilities. A small percentage of our freight consists of low-grade hazardous substances, which subjects us to a wide array of regulations. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Regulations further limiting exhaust emissions became effective in 2002 and on January 1, 2007 and become progressively more restrictive in 2010. Newer engines generally cost more, produce lower fuel mileage, and require additional maintenance compared with older models. We expect additional cost increases and possibly degradation in fuel mileage from the 2007 and 2010 engines. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles, could materially increase our costs or otherwise adversely affect our business or operations.

Fuel Availability and Cost

We actively manage our fuel costs by routing our drivers through fuel centers with which we have negotiated volume discounts. During the past several years, fuel cost per gallon has increased substantially. We have a fuel surcharge revenue program in place with the majority of our customers, which has historically enabled us to recover some of the higher fuel costs; however, even with the fuel surcharges, the high price of fuel has decreased our profitability. Most of these programs automatically adjust weekly depending on the cost of fuel. There can be timing differences between a change in our fuel cost and the timing of the fuel surcharges billed to our customers. In addition, we incur additional costs when fuel prices rise that can not be fully recovered due to our engines being idled during cold or warm weather, empty or out-of-route miles, nor for fuel used by refrigerated trailer units that cannot be billed to customers. In addition, during 2007, many customers attempted to modify their surcharge programs, some successfully, which has resulted in recovery of a smaller portion of fuel price increases. Rapid increases in fuel costs or shortages of fuel could have a material adverse effect on our operations or future profitability. As of December 31, 2007, we had no derivative financial instruments to reduce our exposure to fuel-price fluctuations.

Seasonality

Our tractor productivity generally decreases during the winter season because inclement weather impedes operations, and some shippers reduce their shipments after the winter holiday season. Revenue can also be affected by bad weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase, with fuel efficiency declining because of engine idling and harsh weather creating higher accident frequency, increased claims, and more equipment repairs. We can also suffer short-term impacts from weather-related events such as hurricanes, blizzards, ice storms, and floods that could harm our results or make our results more volatile.

Additional Information

At December 31, 2007, our corporate structure included Covenant Transportation Group, Inc., a Nevada holding company organized in May 1994, and its wholly owned subsidiaries: Covenant Transport, Inc., a Tennessee corporation; Covenant Asset Management, Inc., a Nevada corporation; CIP, Inc., a Nevada corporation; Covenant.com, Inc., a Nevada corporation; SRT; Harold Ives Trucking Co., an Arkansas corporation; CVTI Receivables Corp. ("CRC"), a Nevada corporation; Star; Volunteer Insurance Limited, a Cayman Island company; and Covenant Transport Solutions, Inc., a Nevada corporation.

Our headquarters are located at 400 Birmingham Highway, Chattanooga, Tennessee 37419, and our website address is www.covenanttransport.com. Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all other reports we file with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") are available free of charge through our website. Information contained in or available through our website is not incorporated by reference into, and you should not consider such information to be part of, this Annual Report on Form 10-K.

RISK FACTORS

Factors That May Affect Future Results

Our future results may be affected by a number of factors over which we have little or no control. The following issues, uncertainties, and risks, among others, should be considered in evaluating our business and growth outlook.

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a materially adverse effect on our operating results.

Our business is dependent on a number of factors that may have a materially adverse effect on our results of operations, many of which are beyond our control. Some of the most significant of these factors include excess tractor and trailer capacity in the trucking industry, declines in the resale value of used equipment, strikes or other work stoppages, increases in interest rates, fuel taxes, tolls, and license and registration fees, and rising costs of healthcare.

We also are affected by recessionary economic cycles, changes in customers' inventory levels, and downturns in customers' business cycles, particularly in market segments and industries, such as retail and manufacturing, where we have a significant concentration of customers, and regions of the country, such as California, Texas, and the Southeast, where we have a significant amount of business. Economic conditions may adversely affect our customers and their ability to pay for our services. Customers encountering adverse economic conditions represent a greater potential for loss, and we may be required to increase our allowance for doubtful accounts.

In addition, it is not possible to predict the effects of actual or threatened terrorist attacks, efforts to combat terrorism, military action against any foreign state, heightened security requirements, or other related events. Such events, however, could negatively impact the economy and consumer confidence in the United States. Such events could also have a materially adverse effect on our future results of operations.

We may not be successful in improving our profitability.

In mid-2005 we undertook a strategic plan designed to improve our profitability. Among other things, this plan included changes to items such as the customer base, rate structure, routes served, driver domiciles, management, reporting structure, and operating procedures. These changes, and others that we did not expect, have presented, and are expected to continue to present, significant challenges, particularly in light of weak freight demand and escalating fuel prices that have persisted since the second half of 2006. Despite our efforts to execute the strategic plan, we experienced a net loss in 2007 and may experience a net loss in 2008 also. If we are unable to improve our profitability, liquidity, and financial position, our results of operations may be adversely affected.

We may not be able to cause the performance of Star Transportation, Inc. to return to historical levels.

The profitability of our Star subsidiary has declined substantially since we acquired Star in September 2006. We believe the primary factor has been a lack of freight demand in the southeastern United States, where Star's operations are concentrated. However, other factors may be contributing, as well. We may not be able to return Star to its former level of profitability. If we do not, our results of operations and financial condition may suffer and we could be forced to write-down all or a portion of the goodwill associated with the Star acquisition.

Fluctuations in the price or availability of fuel, hedging activities and the volume and terms of diesel fuel purchase commitments, and surcharge collection and surcharge policies approved by customers may increase our costs of operation, which could materially and adversely affect our profitability.

Fuel is one of our largest operating expenses. Diesel fuel prices fluctuate greatly due to economic, political, and other factors beyond our control. Fuel also is subject to regional pricing differences and often costs more on the West Coast, where we have significant operations. From time-to-time we have used hedging contracts and volume purchase arrangements to attempt to limit the effect of price fluctuations. If we do hedge, we may be forced to make cash payments under the hedging arrangements. We use a fuel surcharge program to recapture a portion of the increases in fuel prices over a base rate negotiated with our customers. Our fuel surcharge program does not protect us against the full effect of increases in fuel prices. The terms of each customer's fuel surcharge program vary and certain customers have sought to modify the terms of their fuel surcharge programs to minimize recoverability for fuel price increases. Over the past year, the failure to recover fuel price increases resulted in a materially negative impact to our results of operations. A failure to improve our fuel price protection through these measures, further increases in fuel prices, or a shortage of diesel fuel, could materially and adversely affect our results of operations.

We self-insure for a significant portion of our claims exposure, which could significantly increase the volatility of, and decrease the amount of, our earnings.

Our future insurance and claims expense could reduce our earnings and make our earnings more volatile. We self-insure for a significant portion of our claims exposure and related expenses. We accrue amounts for liabilities based on our assessment of claims that arise and our insurance coverage for the periods in which the claims arise, and we evaluate and revise these accruals from time-to-time based on additional information. We do not currently maintain directors and officers' insurance coverage, although we are obligated to indemnify them against certain liabilities they may incur while serving in such capacities. Because of our significant self-insured amounts, we have significant exposure to fluctuations in the number and severity of claims and the risk of being required to accrue or pay additional amounts if our estimates are revised or the claims ultimately prove to be more severe than originally assessed. Historically, we have had to significantly adjust our reserves on several occasions, and future significant adjustments may occur.

We maintain insurance above the amounts for which we self-insure with licensed insurance carriers. If any claim were to exceed our coverage, we would bear the excess, in addition to our other self-insured amounts. Our insurance and claims expense could increase when our current coverage expires, or we could raise our self-insured retention. Although we believe our aggregate insurance limits are sufficient to cover reasonably expected claims, it is possible that one or more claims could exceed those limits. Our insurance and claims expense could increase, or we could find it necessary to again raise our self-insured retention or decrease our aggregate coverage limits when our policies are renewed or replaced. Our operating results and financial condition may be adversely affected if these expenses increase, if we experience a claim in excess of our coverage limits, if we experience a claim for which we do not have coverage, or if we have to increase our reserves again.

Our substantial indebtedness and operating lease obligations could adversely affect our ability to respond to changes in our industry or business.

As a result of our level of debt, operating lease obligations, and encumbered assets:

- Our vulnerability to adverse economic conditions and competitive pressures is heightened;
- We will continue to be required to dedicate a substantial portion of our cash flows from operations to operating lease payments and repayment of debt, limiting the availability of cash for other purposes;
- Our flexibility in planning for, or reacting to, changes in our business and industry will be limited;
- Our profitability is sensitive to fluctuations in interest rates because some of our debt obligations are subject to variable interest rates, and future borrowings and lease financing arrangements will be affected by any such fluctuations;
- Our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, or other purposes may be limited; and
- We may be required to issue additional equity securities to raise funds, which would dilute the ownership position of our stockholders.

Our financing obligations could negatively impact our future operations, our ability to satisfy our capital needs, or our ability to engage in other business activities. We also cannot assure you that additional financing will be available to us when required or, if available, will be on terms satisfactory to us.

Our minority investment in Transplace has not performed in accordance with our expectations, and we could be subject to a write-down or write-off of our investment if the operations of Transplace fail to improve.

Transplace, Inc. is a transportation logistics company owned by several truckload carriers, including us. Our ownership percentage is approximately 12.4%, and we account for our $10.7 million investment using the cost method. Transplace has incurred substantial losses since inception. If these losses continue, or Transplace or we engage in transactions that indicate a value for our interest below our carrying cost, we may be forced to write down the value of our investment. Such write down, if it occurred, could cause losses, which if significant enough, could cause us to violate financial covenants in our Credit Agreement. However, in our quarterly assessment of this investment for impairment, we have noted that Transplace's enterprise value had been steadily declining prior to the first quarter of 2007, at which time Transplace's cash flow improvements have steadied this decline.

Our revolving credit and securitization facilities and other financing arrangements contains certain covenants, restrictions, and requirements, and we may be unable to comply with these covenants, restrictions, and requirements. A default could result in the acceleration of all of our outstanding indebtedness, which could have an adverse effect on our financial condition, liquidity, results of operations, and the price of our common stock.

We have a $200.0 million Credit Facility with a group of banks under which we had borrowings outstanding totaling $75.0 million as of December 31, 2007. This Credit Facility is cross-defaulted to our accounts receivable securitization facility. We were in default of our financial covenants under our Credit Facility as of June 30, 2007. The Company signed Amendment No. 1 to the Credit Facility on August 28, 2007, which among other revisions, granted and expanded the security interest to include, with limited exceptions, then owned revenue equipment, as well as revenue equipment acquired subsequently utilizing proceeds from the Credit Facility. As amended, the Credit Facility is secured by a pledge of the stock of most of the Company's subsidiaries and certain owned revenue equipment, as well as revenue equipment acquired subsequently utilizing proceeds from the Credit Facility. The Credit Facility includes a number of covenants, including financial covenants. We were in compliance with the financial covenants at September 30, 2007, and December 31, 2007.

Based on our financial condition and results of operation at and for the year ended December 31, 2007, a failure to materially improve our profitability in 2008, along with certain other events, could result in a default. If we experience future defaults under our Credit Facility, our bank group could cease making further advances, declare our debt to be immediately due and payable, impose significant restrictions and requirements on our operations, and institute foreclosure procedures against their security. If we were required to obtain waivers of defaults, we may incur significant fees and transaction costs. If waivers of defaults are not obtained and acceleration occurs, we may have difficulty in borrowing sufficient additional funds to refinance the accelerated debt or we may have to issue equity securities, which would dilute stock ownership. Even if new financing is made available to us, it may not be available on acceptable terms. As a result, any future default could cause a materially adverse effect on our liquidity, financial condition, and results of operations.

Outstanding letters of credit could constrain our borrowing capacity.

Outstanding letters of credit with certain financial institutions reduce the available borrowings under our credit agreement, which could negatively affect our liquidity should we need to increase our borrowings in the future.

We operate in a highly competitive and fragmented industry, and numerous competitive factors could impair our ability to maintain or improve our profitability.

These factors include:

- We compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers, railroads, intermodal companies, and other transportation companies, many of which have more equipment and greater capital resources than we do.
- Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or maintain significant growth in our business.
- Many of our customers are other transportation companies, and they may decide to transport their own freight.
- Many customers reduce the number of carriers they use by selecting "core carriers" as approved service providers, and in some instances we may not be selected.
- Many customers periodically accept bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in the loss of some business to competitors.
- The trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size.
- Advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments.
- Competition from non-asset-based logistics and freight brokerage companies may adversely affect our customer relationships and freight rates.
- Economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

We derive a significant portion of our revenue from our major customers, the loss of one or more of which could have a materially adverse effect on our business.

A significant portion of our revenue is generated from our major customers. Generally, we do not have long term contractual relationships with our major customers, and our customers may not continue to use our services or could reduce their use of our services. For some of our customers, we have entered into multi-year contracts, and the rates we charge may not remain advantageous. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

Increases in driver compensation or difficulty in attracting and retaining qualified drivers could adversely affect our profitability.

Like many truckload carriers, we experience substantial difficulty in attracting and retaining sufficient numbers of qualified drivers, including independent contractors. In addition, due in part to current economic conditions, including the higher cost of fuel, insurance, and tractors, the available pool of independent contractor drivers has been declining. Because of the shortage of qualified drivers, the availability of alternative jobs, and intense competition for drivers from other trucking companies, we expect to continue to face difficulty increasing the number of our drivers, including independent contractor drivers. The compensation we offer our drivers and independent contractors is subject to market conditions, and we may find it necessary to continue to increase driver and independent contractor compensation in future periods. In addition, we and our industry suffer from a high turnover rate of drivers. Our high turnover rate requires us to continually recruit a substantial number of drivers in order to operate existing revenue equipment. If we are unable to continue to attract and retain a sufficient number of drivers, we could be required to adjust our compensation packages, let trucks sit idle, or operate with fewer trucks and face difficulty meeting shipper demands, all of which would adversely affect our growth and profitability.

We operate in a highly regulated industry, and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

Our operations are regulated and licensed by various U.S., Canadian, and Mexican agencies. Our company drivers and independent contractors also must comply with the safety and fitness regulations of the United States DOT, including those relating to drug and alcohol testing and hours-of-service. Such matters as weight and equipment dimensions are also subject to U.S. and Canadian regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours-of-service, ergonomics, or other matters affecting safety or operating methods. Other agencies, such as the Environmental Protection Agency, or EPA, and the Department of Homeland Security, or DHS, also regulate our equipment, operations, and drivers. Future laws and regulations may be more stringent and require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations.

The DOT, through the Federal Motor Carrier Safety Administration Act, or FMCSA, imposes safety and fitness regulations on us and our drivers. New rules that limit driver hours-of-service were adopted effective January 4, 2004, and then modified effective October 1, 2005 (the "2005 Rules"). On July 24, 2007, a federal appeals court vacated portions of the 2005 Rules. Two of the key portions that were vacated include the expansion of the driving day from 10 hours to 11 hours, and the "34-hour restart," which allows drivers to restart calculations of the weekly on-duty time limits after the driver has at least 34 consecutive hours off duty. The court indicated that, in addition to other reasons, it vacated these two portions of the 2005 Rules because FMCSA failed to provide adequate data supporting its decision to increase the driving day and provide for the 34-hour restart. Following a request by FMCSA for a 12-month extension of the vacated rules, the court, in an order filed on September 28, 2007, granted a 90-day stay of the mandate and directed that issuance of the its ruling be withheld until December 27, 2007, to allow FMCSA time to prepare its response. On December 17, 2007, FMCSA submitted an interim final rule, which became effective December 27, 2007 (the "Interim Rule"). The Interim Rule retains the 11 hour driving day and the 34-hour restart, but provides greater statistical support and analysis regarding the increased driving time and the 34-hour restart. We understand that FMCSA expects to publish a final rule later in 2008. As the Interim Rule appears to be very similar to the one struck down by the federal appeals court in July of 2007, advocacy groups may challenge the Interim Rule. On January 23, 2008, the court denied an advocacy group's motion to invalidate the interim rule. If further motions are made, the court's decision could have varying effects, as reducing driving time to 10 hours daily may reduce productivity in some lanes, while eliminating the 34-hour restart could enhance productivity in certain instances. On the whole, however, we believe a court's decision to strike down the Interim Rule would decrease productivity and cause some loss of efficiency, as drivers and shippers may need to be retrained, computer programming may require modifications, additional drivers may need to be employed or engaged, additional equipment may need to be acquired, and some shipping lanes may need to be reconfigured. We are also unable to predict the effect of any new rules that might be proposed, but any such proposed rules could increase costs in our industry or decrease productivity.

The FMCSA is studying rules relating to braking distance and on-board data recorders that could result in new rules being proposed. We are unable to predict the effect of any rules that might be proposed, but we expect that any such proposed rules would increase costs in our industry, and the on-board recorders potentially could decrease productivity and the number of people interested in being drivers.

On December 26, 2007, the FMCSA published NPRM in the Federal Register regarding minimum requirements for Entry Level Driver Training. Under the proposed rule, a CDL applicant would be required to present a valid driver training certificate obtained from an accredited institution or program. Entry-level drivers applying for a Class A CDL would be required to complete a minimum of 120 hours of training, consisting of 76 classroom hours and 44 driving hours. The current regulations do not require a minimum number of training hours and require only classroom education. Drivers who obtain their first CDL during the three-year period after the FMCSA issues a final rule would be exempt. Comments on the NPRM are to be received by March 25, 2008. If the NPRM is approved as written, this rule could materially impact the number of potential new drivers entering the industry and, accordingly negatively impact our results of operations.

In the aftermath of the September 11, 2001 terrorist attacks, federal, state, and municipal authorities have implemented and continue to implement various security measures, including checkpoints and travel restrictions on large trucks. The Transportation Security Administration, or TSA, of the DHS has adopted regulations that require determination by the TSA that each driver who applies for or renews his license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our fleet growth, or let trucks sit idle. These regulations also could complicate the matching of available equipment with hazardous material shipments, thereby increasing our response time on customer orders and our non-revenue miles. As a result, it is possible we may fail to meet the needs of our customers or may incur increased expenses to do so. These security measures could negatively impact our operating results.

Some states and municipalities have begun to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions. These restrictions could force us to alter our drivers' behavior, purchase on-board power units that do not require the engine to idle, or face a decrease in productivity.

Regulations further limiting exhaust emissions became effective in 2002 and on January 1, 2007 and become progressively more restrictive in 2010. Newer engines generally cost more, produce lower fuel mileage, and require additional maintenance compared with older models. We expect additional cost increases and possibly degradation in fuel mileage from the 2007 and 2010 engines. Additionally, new truck production and significant industry-wide purchase of new trucks to comply with the January 2007 EPA emissions standards could continue to contribute to lower freight demand and freight rates. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles, could materially increase our costs or otherwise adversely affect our business or operations.

We have significant ongoing capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations and obtain financing on favorable terms.

The truckload industry is capital intensive, and our policy of operating newer equipment requires us to expend significant amounts annually. For the past few years, we have depended on cash from operations, our credit facilities, proceeds from the sale of used equipment, and operating leases to fund our revenue equipment. If we elect to expand our fleet in future periods, our capital needs would increase. We expect to pay for projected capital expenditures with cash flows from operations, borrowings under our line of credit, proceeds under our financing facilities, and operating leases of revenue equipment. If we are unable to generate sufficient cash from operations and obtain financing on favorable terms in the future, we may have to limit our growth, enter into less favorable financing arrangements, or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

We currently have trade-in or fixed residual agreements with certain equipment suppliers concerning the substantial majority of our tractor fleet. If the suppliers refuse or are unable to meet their financial obligations under these agreements or if we decline to purchase the relevant number of replacement units from the suppliers, we may suffer a financial loss upon the disposal of our equipment.

We may not make acquisitions in the future, or if we do, we may not be successful in our acquisition strategy.

We made ten acquisitions between 1996 and 2006. Accordingly, acquisitions have provided a substantial portion of our growth. We may not be successful in identifying, negotiating, or consummating any future acquisitions. If we fail to make any future acquisitions, our growth rate could be materially and adversely affected. Any acquisitions we undertake could involve the dilutive issuance of equity securities and/or incurring indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company's operations, the diversion of our management's attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees, and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we may not be able to successfully integrate the acquired companies or assets into our business.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, air emissions from our vehicles and facilities, engine idling, and discharge and retention of storm water. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We also maintain above-ground bulk fuel storage tanks and fueling islands at four of our facilities. A small percentage of our freight consists of low-grade hazardous substances, which subjects us to a wide array of regulations. Although we have instituted programs to monitor and control environmental risks and promote compliance with applicable environmental laws and regulations, if we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Regulations limiting exhaust emissions became effective in 2002 and become progressively more restrictive in 2007 and 2010. Engines manufactured after October 2002 generally cost more, produce lower fuel mileage, and require additional maintenance compared with earlier models. All of our tractors are equipped with these engines. We expect additional cost increases and possibly degradation in fuel mileage from the 2007 engines. These adverse effects, combined with the uncertainty as to the reliability of the newly designed diesel engines and the residual values of these vehicles, could increase our costs or otherwise adversely affect our business or operations.

Increased prices, reduced productivity, and restricted availability of new revenue equipment may adversely affect our earnings and cash flows.

We have experienced higher prices for new tractors over the past few years, partially as a result of government regulations applicable to newly manufactured tractors and diesel engines, in addition to higher commodity prices and better pricing power among equipment manufacturers. More restrictive EPA emissions standards for 2007 will require vendors to introduce new engines, and some carriers may seek to purchase large numbers of tractors with pre-2007 engines, possibly leading to shortages. Our business could be harmed if we are unable to continue to obtain an adequate supply of new tractors and trailers for these or other reasons. As a result, we expect to continue to pay increased prices for equipment and incur additional expenses and related financing costs for the foreseeable future. Furthermore, the new engines are expected to reduce equipment productivity and lower fuel mileage and, therefore, could increase our operating expenses.

We have agreements covering the terms of trade-in and/or repurchase commitments from our primary equipment vendors for disposal of a substantial portion of our revenue equipment. The prices we expect to receive under these arrangements may be higher than the prices we would receive in the open market. We may suffer a financial loss upon disposition of our equipment if these vendors refuse or are unable to meet their financial obligations under these agreements, if we fail to enter into definitive agreements that reflect the terms we expect, if we fail to enter into similar arrangements in the future, or if we do not purchase the required number of replacement units from the vendors.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

We are highly dependent upon the services of the following key employees: David R. Parker, our Chairman of the Board, Chief Executive Officer, and President; Joey B. Hogan, our Senior Executive Vice President and Chief Operating Officer, as well as President and Chief Operating Officer of our Covenant subsidiary; Tony Smith, our President of SRT; Jim Brower, our President of Star; Jerry Eddy, our Covenant subsidiary's Senior Vice President of Operations; M. David Hughes, our Senior Vice President, Corporate Treasurer and Covenant subsidiary's Senior Vice President of Fleet Management and Procurement; R.H. Lovin, Jr., our Covenant subsidiary's Executive Vice President of Administration; and Richard B. Cribbs, our Vice President and Chief Accounting Officer. We currently do not have employment agreements with any of the employees referenced above. We do maintain key-man life insurance on David Parker. The loss of any of their services could negatively impact our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of improving our profitability.

Our Chief Executive Officer and President and his wife control a large portion of our stock and have substantial control over us, which could limit your ability to influence the outcome of key transactions, including changes of control.

Our Chairman of the Board, Chief Executive Officer, and President, David Parker, and his wife, Jacqueline Parker, beneficially own approximately 38% of our outstanding Class A common stock and 100% of our Class B common stock. On all matters with respect to which our stockholders have a right to vote, including the election of directors, each share of Class A common stock is entitled to one vote, while each share of Class B common stock is entitled to two votes. All outstanding shares of Class B common stock are owned by the Parkers and are convertible to Class A common stock on a share-for-share basis at the election of the Parkers or automatically upon transfer to someone outside of the Parker family. This voting structure gives the Parkers approximately 47% of our outstanding votes. The Parkers are able to effectively control decisions requiring stockholder approval, including the election of our entire board of directors, the adoption or extension of anti-takeover provisions, mergers, and other business combinations. This concentration of ownership could limit the price that some investors might be willing to pay for the Class A common stock, and could allow the Parkers to prevent or delay a change of control, which other stockholders may favor. The interests of the Parkers may conflict with the interests of other holders of Class A common stock, and they may take actions affecting us with which you disagree.

Seasonality and the impact of weather affect our operations and profitability.

Our tractor productivity decreases during the winter season because inclement weather impedes operations, and some customers reduce their shipments after the winter holiday season. Revenue can also be affected by bad weather and holidays, since revenue is directly related to available working days of shippers. At the same time, operating expenses increase due to declining fuel efficiency because of engine idling and due to harsh weather creating higher accident frequency, increased claims, and more equipment repairs. We could also suffer short-term impacts from weather-related events such as hurricanes, blizzards, ice storms, and floods that could harm our results or make our results more volatile. Weather and other seasonal events could adversely affect our operating results.

UNRESOLVED STAFF COMMENTS

None.

PROPERTIES

Our headquarters and main terminal are located on approximately 180 acres of property in Chattanooga, Tennessee. This facility includes an office building of approximately 182,000 square feet, a maintenance facility of approximately 65,000 square feet, a body shop of approximately 16,600 square feet, and a truck wash. We maintain twelve terminals located on our major traffic lanes in or near the cities listed below. These terminals provide a base for drivers in proximity to their homes, a transfer location for trailer relays on transcontinental routes, parking space for equipment dispatch, and the other uses indicated below.

Terminal Locations	Maintenance	Recruiting/ Orientation	Sales	Ownership
Chattanooga, Tennessee	x	x	x	Leased
Charlotte, North Carolina				Leased
Indianapolis, Indiana				Leased
Texarkana, Arkansas	x	x	x	Owned
Hutchins, Texas	x	x		Owned
El Paso, Texas				Leased
Columbus, Ohio				Leased
French Camp, California				Leased
Fontana, California	x			Leased
Long Beach, California				Owned
Pomona, California		x		Owned
Allentown, Pennsylvania				Leased
Nashville, Tennessee	x	x	x	Owned
Desoto, Mississippi	x		x	Owned
Knoxville, Tennessee				Leased
Jacksonville, Florida	x		x	Leased
Orlando, Florida				Leased
Jackson, Mississippi	x			Leased
Atlanta, Georgia			x	Leased

LEGAL PROCEEDINGS

From time to time we are a party to routine litigation arising in the ordinary course of business, most of which involves claims for personal injury and property damage incurred in connection with the transportation of freight. We maintain insurance to cover liabilities arising from the transportation of freight for amounts in excess of certain self-insured retentions.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the year ended December 31, 2007, no matters were submitted to a vote of security holders.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Price Range of Common Stock

Our Class A common stock is traded on the NASDAQ National Market, under the symbol "CVTI." The following table sets forth for the calendar periods indicated the range of high and low sales price for our Class A common stock as reported by NASDAQ from January 1, 2006 to December 31, 2007.

Period	High	Low
Calendar Year 2006:		
1st Quarter	$16.43	$12.98
2nd Quarter	$15.64	$12.54
3rd Quarter	$15.44	$11.31
4th Quarter	$13.00	$10.88
Calendar Year 2007:		
1st Quarter	$12.50	$10.64
2nd Quarter	$11.83	$10.42
3rd Quarter	$11.55	$6.18
4th Quarter	$8.25	$6.27

As of March 12, 2008, we had approximately 59 stockholders of record of our Class A common stock. However, we estimate our actual number of stockholders is much higher because a substantial number of our shares are held of record by brokers or dealers for their customers in street names.

Dividend Policy

We have never declared and paid a cash dividend on our Class A or Class B common stock. It is the current intention of our Board of Directors to continue to retain earnings to finance our business and reduce our indebtedness rather than to pay dividends. The payment of cash dividends is currently limited by our credit agreements. Future payments of cash dividends will depend upon our financial condition, results of operations, capital commitments, restrictions under then-existing agreements, and other factors deemed relevant by our Board of Directors.

See "Equity Compensation Plan Information" under Item 12 in Part III of this Annual Report for certain information concerning shares of our Class A common stock authorized for issuance under our equity compensation plans.

SELECTED FINANCIAL DATA

(in thousands, except per share and operating data amounts)

	Years Ended December 31,				
	2007	2006	2005	2004	2003
Statement of Operations Data:					
Freight revenue	$602,629	$572,239	$555,428	$558,453	$555,678
Fuel surcharges	109,897	111,589	87,626	45,169	26,779
Total revenue	$712,526	$683,828	$643,054	$603,622	$582,457
Operating expenses:					
Salaries, wages, and related expenses (1)	270,435	262,303	242,157	225,778	220,665
Fuel expense	211,022	194,355	170,582	127,723	109,231
Operations and maintenance	40,437	36,112	33,625	30,555	39,822
Revenue equipment rentals and purchased transportation	66,515	63,532	61,701	69,928	69,997
Operating taxes and licenses	14,112	14,516	13,431	14,217	14,354
Insurance and claims expense (2)	36,391	34,104	41,034	54,847	35,454
Communications and utilities	7,377	6,727	6,579	6,517	7,177
General supplies and expenses	23,377	21,387	17,778	15,104	14,495
Depreciation and amortization, including net gains on disposition of equipment and impairment of assets (3)	53,541	41,150	39,101	45,001	43,041
Total operating expenses	723,207	674,186	625,988	589,670	554,236
Operating income (loss)	(10,681)	9,642	17,066	13,952	28,221
Other (income) expense:					
Interest expense	12,285	7,166	4,203	3,098	2,332
Interest income	(477)	(568)	(273)	(48)	(114)
Other	(183)	(157)	(538)	(926)	(468)
Loss on early extinguishment of debt	-	-	-	-	-
Other expenses, net	11,625	6,441	3,392	2,124	1,750
Income (loss) before income taxes and cumulative effect of change in accounting principle	(22,306)	3,201	13,674	11,828	26,471
Income tax expense (benefit)	(5,580)	4,582	8,003	8,452	14,315
Income (loss) before cumulative effect of change in accounting principle	(16,726)	(1,381)	5,671	3,376	12,156
Cumulative effect of change in accounting principle, net of tax (4)	-	-	(485)	-	-
Net income (loss)	$(16,726)	$(1,381)	$5,186	$3,376	$12,156

(1) Includes a $1,500 pre-tax increase to workers' compensation claims reserve in 2004.
(2) Includes an $18,000 pre-tax increase to casualty claims reserve in 2004.
(3) Includes a $1,665 pre-tax impairment charge related to an airplane in 2007.
(4) Represents a $485 adjustment, net of tax, related to the adoption of FIN 47, *Accounting for Conditional Asset Retirement Obligations*.

Basic earnings (loss) per share before cumulative effect of change in accounting principle:	$(1.19)	$(0.10)	$0.40	$0.23	$0.84
Cumulative effect of change in accounting principle	-	-	(0.03)	-	-
Basic earnings (loss) per share:	$(1.19)	$(0.10)	$0.37	$0.23	$0.84
Diluted earnings (loss) per share before cumulative effect of change in accounting principle:	$(1.19)	$(0.10)	$0.40	$0.23	$0.83
Cumulative effect of change in accounting principle	-	-	(0.03)	-	-
Diluted earnings (loss) per share:	$(1.19)	$(0.10)	$0.37	$0.23	$0.83
Basic weighted average common shares outstanding	14,018	13,996	14,175	14,641	14,467
Diluted weighted average common shares outstanding	14,018	13,996	14,270	14,833	14,709

	Years Ended December 31,				
	2007	**2006**	**2005**	**2004**	**2003**
Selected Balance Sheet Data:					
Net property and equipment	$247,530	$274,974	$211,158	$209,422	$221,734
Total assets	$439,794	$475,094	$371,261	$357,383	$354,281
Long-term debt, less current maturities	$86,467	$104,900	$33,000	$8,013	$12,000
Total stockholders' equity	$172,266	$188,844	$189,724	$195,699	$192,142
Selected Operating Data:					
Average freight revenue per loaded mile (1)	$1.52	$1.51	$1.51	$1.40	$1.27
Average freight revenue per total mile (1)	$1.36	$1.36	$1.36	$1.27	$1.17
Average freight revenue per tractor per week (1)	$3,088	$3,077	$3,013	$2,995	$2,897
Average miles per tractor per year	118,159	117,621	115,765	122,899	129,656
Weighted average tractors for year (2)	3,623	3,546	3,535	3,558	3,667
Total tractors at end of period (2)	3,555	3,719	3,471	3,476	3,752
Total trailers at end of period (3)	8,667	9,820	8,565	8,867	9,255

(1) Excludes fuel surcharge revenue.
(2) Includes monthly rental tractors and tractors provided by owner-operators.
(3) Excludes monthly rental trailers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are the tenth largest truckload carrier in the United States measured by fiscal 2006 revenue according to *Transport Topics,* a publication of the American Trucking Associations. We focus on targeted markets where we believe our services can provide a competitive advantage. Currently, we categorize our business with five major transportation service offerings: Expedited long haul service, SRT Refrigerated service, Dedicated service, Covenant regional solo-driver service, and Star regional solo-driver service. We are a major carrier for transportation companies such as freight forwarders, less-than-truckload carriers, and third-party logistics providers that require a high level of service to support their businesses, as well as for traditional truckload customers such as manufacturers and retailers. We also generate revenue through a subsidiary that provides freight brokerage services.

Recent Results and Year-End Financial Condition

For the year ended December 31, 2007, total revenue increased 4.2%, to $712.5 million from $683.8 million during 2006. Freight revenue, which excludes revenue from fuel surcharges, increased 5.3%, to $602.6 million in 2007 from $572.2 million in 2006. We experienced a net loss of $16.7 million, or $1.19 per share, for 2007 compared to a net loss of $1.4 million, or $0.10 per share, for 2006.

For the year ended December 31, 2007, our average freight revenue per tractor per week, our main measure of asset productivity, increased 0.4%, to $3,088 compared to $3,077 for the year ended December 31, 2006. The increase was primarily generated by a 0.5% increase in average miles per tractor equipment utilization.

At December 31, 2007, our total balance sheet debt was $136.8 million and our total stockholders' equity was $172.3 million, for a total debt-to-capitalization ratio of 44.3% and a book value of $12.28 per share. We also had approximately $62.5 million in undrawn letters of credit posted with insurance carriers. At December 31, 2007, we had a combined $34.1 million of available borrowing capacity under our revolving credit facility and securitization facility.

Revenue

We generate substantially all of our revenue by transporting freight for our customers. Generally, we are paid by the mile or by the load for our services. The main factors that affect our revenue are the revenue per mile we receive from our customers, the percentage of miles for which we are compensated, the number of tractors operating, and the number of miles we generate with our equipment. These factors relate to, among other things, the U.S. economy, inventory levels, the level of truck capacity in our markets, specific customer demand, the percentage of team-driven tractors in our fleet, driver availability, and our average length of haul.

In our trucking operations, we also derive revenue from fuel surcharges, loading and unloading activities, equipment detention, and other accessorial services. We measure revenue before fuel surcharges, or "freight revenue," because we believe that fuel surcharges tend to be a volatile source of revenue. We believe the exclusion of fuel surcharges affords a more consistent basis for comparing the results of operations from period to period. In our brokerage operations, we derive revenue from arranging loads for other carriers.

We operate tractors driven by a single driver and also tractors assigned to two-person driver teams. Our single driver tractors generally operate in shorter lengths of haul, generate fewer miles per tractor, and experience more non-revenue miles, but the lower productive miles are expected to be offset by generally higher revenue per loaded mile and the reduced employee expense of compensating only one driver. We expect operating statistics and expenses to shift with the mix of single and team operations.

Expenses and Profitability

The main factors that impact our profitability on the expense side are the variable costs of transporting freight for our customers. The variable costs include fuel expense, driver-related expenses, such as wages, benefits, training, and recruitment, and independent contractor costs, which we record as purchased transportation. Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency, and other factors. Our main fixed cost is the acquisition and financing of long-term assets, primarily revenue equipment and operating terminals. In addition, we have other mostly fixed costs, such as our non-driver personnel expenses. We continue to caution that we are anticipating slow and modest improvements given the current freight environment.

Revenue Equipment

We operate approximately 3,555 tractors and 8,667 trailers. Of our tractors, at December 31, 2007, approximately 2,862 were owned, 693 were financed under operating leases, and 127 were provided by independent contractors, who own and drive their own tractors. Of our trailers, at December 31, 2007, approximately 2,345 were owned and approximately 6,322 were financed under operating leases. We finance a portion of our tractor fleet and most of our trailer fleet with off-balance sheet operating leases. These leases generally run for a period of three years for tractors and five to seven years for trailers.

During 2006, we replaced approximately 2,000 tractors, or approximately 55% of our Company-owned tractor fleet. This is a substantially greater percentage than the number of tractors we would normally have replaced and resulted in a substantial increase over normal replacement capital expenditures. We increased our purchases in 2006 to afford us flexibility to evaluate the cost and performance of tractors equipped with engines that meet 2007 emissions requirements. During 2007, we continued to have a young fleet with an average tractor age of 1.8 years and an average trailer age of 3.4 years.

Independent contractors (owner-operators) provide a tractor and a driver and are responsible for all operating expenses in exchange for a fixed payment per mile. We do not have the capital outlay of purchasing the tractor. The payments to independent contractors and the financing of equipment under operating leases are recorded in revenue equipment rentals and purchased transportation. Expenses associated with owned equipment, such as interest and depreciation, are not incurred, and for independent contractor-tractors, driver compensation, fuel, and other expenses are not incurred. Because obtaining equipment from independent contractors and under operating leases effectively shifts financing expenses from interest to "above the line" operating expenses, we evaluate our efficiency using net margin as well as operating ratio.

Service Offerings

For 2007, results of each of our service offerings included the following, as compared to the results we had achieved for 2006:

- Expedited long haul service. We increased the average fleet size by approximately 7%, primarily through the January 2007 assimilation of the former Covenant Refrigerated service offering's team-driver trucks into this service offering. The Expedited long haul service offering suffered from lower fuel surcharge collection and a reduction in team drivers within this fleet, resulting in an increase in solo-driver loads. However, this trend was reversed during the fourth quarter of 2007 when additional team drivers were added within this fleet. Average freight revenue per truck per week increased by 0.5%, with average freight revenue per total mile up less than one percent and miles per truck down less than one percent.

- SRT Refrigerated service. In January 2007, we assimilated the single-driver trucks from our former Covenant Refrigerated service offering into our Southern Refrigerated Transport ("SRT") service offering. The incorporation of the unprofitable Covenant Refrigerated operations into SRT resulted in a deterioration of SRT's performance, primarily due to a significant increase in freight from freight brokers and acceptance of new customer contracts at lower rates to keep trucks loaded. SRT's rates declined by approximately $.03 per mile. Fuel surcharge recovery also suffered, primarily led by the additional broker freight and an increase in non-revenue miles from 9.6% to 10.9% of total miles. Since the assimilation of the single-driver trucks from our Covenant Refrigerated service offering, SRT has gradually reduced its dependency on broker freight.

- Covenant regional solo-driver service. We decreased the average fleet by approximately 316 trucks or about 35%. Average freight revenue per truck increased 7.1%, due primarily to a 7.4% increase in average miles per truck, which was partially offset by a 0.5% decrease in average freight revenue per total mile. Fuel surcharge recovery also declined. Substantial additional improvements are needed for this service offering to become profitable.

- Star regional solo-driver service. On September 14, 2006, we acquired 100% of the outstanding stock of Star, a short-to-medium haul dry van regional truckload carrier based in Nashville, Tennessee. Star's total revenue for 2007 totaled approximately $96.2 million. Especially soft freight demand in the southeastern United States, where Star's lanes are concentrated, resulted in rate pressure, fewer loaded miles, a larger percentage of unloaded miles, and reduced fuel surcharge collection, related in part, to greater reliance on brokered freight.

- Covenant Transport Solutions' brokerage freight service. Covenant Transport Solutions has continued to grow through the addition of agents, who are paid a commission for each load of freight they provide. The number of loads increased to 10,643 in 2007 from 2,233 loads in 2006. Average revenue per load also increased 10.8% to $1,673 in 2007 from $1,435 per load in 2006. The brokerage operation has helped us continue to serve customers when we lacked capacity in a given area or when the load has not met the operating profile of one of our service offerings.

RESULTS OF OPERATIONS

For comparison purposes in the table below, we use freight revenue, or total revenue less fuel surcharges, in addition to total revenue when discussing changes as a percentage of revenue. We believe excluding this sometimes volatile source of revenue affords a more consistent basis for comparing our results of operations from period to period. Freight revenue excludes $109.9 million, $111.6 million, and $87.6 million of fuel surcharges in 2007, 2006, and 2005 respectively.

The following table sets forth the percentage relationship of certain items to total revenue and freight revenue:

	2007	2006	2005
Total revenue	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages, and related expenses	38.0	38.4	37.7
Fuel expense	29.6	28.4	26.5
Operations and maintenance	5.7	5.3	5.2
Revenue equipment rentals and purchased transportation	9.3	9.3	9.6
Operating taxes and licenses	2.0	2.1	2.1
Insurance and claims	5.1	5.0	6.4
Communications and utilities	1.0	1.0	1.0
General supplies and expenses	3.3	3.1	2.8
Depreciation and amortization, including net gains on disposition of equipment	7.5	6.0	6.1
Total operating expenses	101.5	98.6	97.3
Operating income (loss)	(1.5)	1.4	2.7
Other expense, net	1.6	0.9	0.5
Income (loss) before income taxes and cumulative effect of change in accounting principle	(3.1)	0.5	2.1
Income tax expense (benefit)	(0.8)	0.7	1.2
Cumulative effect of change in accounting principle, net of tax	0.0	0.0	0.1
Net income (loss)	(2.3)%	(0.2)%	0.9%

	2007	2006	2005
Freight revenue (1)	100.0%	100.0%	100.0%
Operating expenses:			
Salaries, wages, and related expenses	44.9	45.8	43.6
Fuel expense (1)	16.8	14.5	14.9
Operations and maintenance	6.7	6.3	6.1
Revenue equipment rentals and purchased transportation	11.0	11.1	11.1
Operating taxes and licenses	2.3	2.5	2.4
Insurance and claims	6.0	6.0	7.4
Communications and utilities	1.2	1.2	1.2
General supplies and expenses	3.9	3.7	3.2
Depreciation and amortization, including net gains on disposition of equipment	8.9	7.2	7.0
Total operating expenses	101.8	98.3	96.9
Operating income (loss)	(1.8)	1.7	3.1
Other expense, net	1.9	1.1	0.6
Income (loss) before income taxes and cumulative effect of change in accounting principle	(3.7)	0.6	2.5
Income tax expense (benefit)	(0.9)	0.8	1.4
Cumulative effect of change in accounting principle, net of tax	0.0	0.0	0.1
Net income (loss)	(2.8)%	(0.2)%	1.0%

(1) Freight revenue is total revenue less fuel surcharges. In this table, fuel surcharges are eliminated from revenue and subtracted from fuel expense. The amounts were $109.9 million, $111.6 million, and $87.6 million in 2007, 2006, and 2005, respectively.

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006

Total revenue increased $28.7 million, or 4.2%, to $712.5 million in 2007, from $683.8 million in 2006. Freight revenue excludes $109.9 million of fuel surcharge revenue in 2007 and $111.6 million in 2006.

On September 14, 2006, we acquired 100% of the outstanding stock of Star, a short-to-medium haul dry van regional truckload carrier based in Nashville, Tennessee. Star operates primarily in the southeastern United States, with shipments concentrated from Texas across the Southeast to Virginia, and has an average length of haul of approximately 424 miles. We are operating Star as a separate subsidiary, continuing with substantially the same personnel, customers, lanes and terminal locations as it had prior to our acquisition. The acquisition included 614 tractors and 1,719 trailers. Star's operating results have been accounted for in the Company's results of operations since the acquisition date. Star's total revenue for the year ended December 31, 2007 totaled approximately $96.2 million, which is included in our consolidated statements of operations for the year ended December 31, 2007. Star's cost structure is similar to that of our additional operating subsidiaries, and therefore has a minimal impact on expenses as a percentage of freight revenue.

Freight revenue (total revenue less fuel surcharges) increased $30.4 million, or 5.3%, to $602.6 million in 2007, from $572.2 million in 2006. Average freight revenue per tractor per week, our primary measure of asset productivity, increased 0.4% to $3,088 in 2007 from $3,077 in 2006. The increase was primarily generated by a 0.5% increase in average miles per tractor and a 1.1% increase in our average freight revenue per loaded mile. Excluding the acquisition of Star, we continued to constrain the size of our tractor fleet to achieve greater fleet utilization and improved profitability. In general, the changes in freight mix as a result of the realignment expanded the portions of our business with longer lengths of haul, more miles per tractor, and generally lower rate structures, while reducing the regional service offering, which had the highest rate structure but significantly lower miles per tractor. The lackluster freight environment continued to impact every subsidiary and service offering.

Salaries, wages, and related expenses increased $8.1 million, or 3.1%, to $270.4 million in 2007, from $262.3 million in 2006. As a percentage of freight revenue, salaries, wages, and related expenses decreased to 44.9% in 2007 from 45.8% in 2006. Driver pay increased $7.5 million to $188.5 million in 2007, from $181.0 million in the 2006 period, as improved driver retention resulted in higher wages for more experienced drivers. This resulted in increased driver pay on a cost per mile basis of 1.0% in the 2007 period over the 2006 period. Our employee benefits, decreased $1.9 million to $34.7 million in 2007 from $36.6 million in 2006, attributable to favorable health insurance expense of $1.3 million and reduced workers' compensation exposure resulting in a $1.3 million reduction in related expense, offset by increased payroll taxes of $0.8 million related to increased salaries and wages. These benefit expenses decreased to 5.8% of freight revenue in 2007 from 6.4% of freight revenue in 2006.

Fuel expense, net of fuel surcharge revenue of $109.9 million in 2007 and $111.6 million in 2006, increased $18.4 million to $101.1 million in 2007 from $82.8 million in 2006. As a percentage of freight revenue, net fuel expense increased to 16.8% in 2007 from 14.5% in 2006. Fuel surcharges amounted to $0.257 per total mile in 2007 compared to $0.266 per total mile in 2006. In 2007, we had a lower surcharge collection rate due primarily to three factors: 1) the increase in freight obtained through brokers, 2) less compensatory fuel surcharge programs, and 3) an increase in the percentage of non-revenue miles, due to the decrease in freight demand. Our total miles increased approximately 2.7% while our fuel surcharge revenue decreased 1.5%. The resulting net effect was that our fuel expense, net of surcharge, increased approximately $.038 per total mile. Fuel costs may be affected in the future by price fluctuations, volume purchase commitments, the terms and collectibility of fuel surcharges, the percentage of miles driven by independent contractors, and lower fuel mileage due to government mandated emissions standards that have resulted in less fuel efficient engines. At December 31, 2007, we had no derivative financial instruments to reduce our exposure to fuel price fluctuations.

Operations and maintenance, consisting primarily of vehicle maintenance, repairs, and driver recruitment expenses, increased $4.3 million to $40.4 million in 2007 from $36.1 million in 2006. As a percentage of freight revenue, operations and maintenance increased slightly to 6.7% in 2007 from 6.3% in 2006. The increase resulted in part from higher unloading costs, tractor and trailer maintenance costs, and tire expense, but was offset by reduced driver recruiting expense and tolls.

Revenue equipment rentals and purchased transportation increased $3.0 million, or 4.7%, to $66.5 million in 2007, from $63.5 million in 2006. As a percentage of freight revenue, revenue equipment rentals and purchased transportation expense remained essentially flat at 11.0% in 2007 and 11.1% in 2006. Payments to third-party transportation providers primarily from Covenant Transport Solutions, our brokerage subsidiary, were $16.3 million in 2007, compared to $3.4 million in 2006. Tractor and trailer equipment rental and other related expenses decreased $8.5 million, to $32.5 million in 2007 compared with $41.0 million in 2006. We had financed approximately 693 tractors and 6,322 trailers under operating leases at December 31, 2007, compared with 1,116 tractors and 7,575 trailers under operating leases at December 31, 2006. Payments to independent contractors decreased $1.3 million to $17.8 million in 2007 from $19.1 million in 2006, mainly due to a decrease in the independent contractor fleet.

Operating taxes and licenses decreased $0.4 million, or 2.8%, to $14.1 million in 2007 from $14.5 million in 2006. As a percentage of freight revenue, operating taxes and licenses remained essentially constant at 2.3% in 2007 and 2.5% in 2006.

Insurance and claims, consisting primarily of premiums and deductible amounts for liability, physical damage, and cargo damage insurance and claims, increased $2.3 million, or 6.7%, to approximately $36.4 million in 2007 from approximately $34.1 million in 2006. The increase was the result of unfavorable developments on two separate claims occurring in 2004 and 2005, which were ultimately settled during the second quarter of 2007, increasing our accrual for casualty claims by $5.2 million. Our frequency and severity of accidents during 2007 has improved versus 2006, and as a percentage of freight revenue, insurance and claims remained essentially constant at 6.0% in 2007 and 2006.

In general, for casualty claims, we have insurance coverage up to $50.0 million per claim. In 2006 and through February 28, 2007, we were self-insured for personal injury and property damage claims for amounts up to $2.0 million per occurrence, subject to an additional $2.0 million self-insured aggregate amount, which resulted in total self-insured retention of up to $4.0 million until the $2.0 million aggregate threshold was reached. We renewed our casualty program as of February 28, 2007. In conjunction with the renewal, we are self-insured for personal injury and property damage claims for amounts up to the first $4.0 million. We are self-insured for cargo loss and damage claims for amounts up to $1.0 million per occurrence. Insurance and claims expense varies based on the frequency and severity of claims, the premium expense, and the level of self-insured retention, the development of claims over time, and other factors. With our significant self-insured retention, insurance and claims expense may fluctuate significantly from period to period, and any increase in frequency or severity of claims could adversely affect our financial condition and results of operations.

Communications and utilities increased to $7.4 million in 2007 from $6.7 million in 2006. As a percentage of freight revenue, communications and utilities remained constant at 1.2% in 2007 and 2006.

General supplies and expenses, consisting primarily of headquarters and other terminal facilities expenses, increased $1.9 million to $23.3 million in 2007 from $21.4 million in 2006. As a percentage of freight revenue, general supplies and expenses increased to 3.9% in 2007 from 3.7% in 2006. Of this increase, $0.7 million was for additional building rent paid on our headquarters building and surrounding property in Chattanooga, Tennessee for which we completed a sale leaseback transaction effective April 2006 as described more fully in the following paragraph. Sales agent commissions, primarily from our growing brokerage subsidiary, increased $1.1 million to $1.3 million in 2007, compared to $0.2 million in 2006.

In April 2006, we entered into a sale leaseback transaction involving our corporate headquarters, a maintenance facility, and approximately forty-six acres of surrounding property in Chattanooga, Tennessee (collectively, the "Headquarters Facility"). We received proceeds of approximately $29.6 million from the sale of the Headquarters Facility, which we used to pay down borrowings under our Credit Facility and to purchase revenue equipment. In the transaction, we entered into a twenty-year lease agreement, whereby we will lease back the Headquarters Facility at an annual rental rate of approximately $2.5 million, subject to annual rent increases of 1.0%, resulting in annual straight-line rental expense of approximately $2.7 million. The transaction resulted in a gain of approximately $2.4 million, which is being amortized ratably over the life of the lease and recorded as an offset to general supplies and expenses (specifically to building rent) on our consolidated statements of operations.

Depreciation and amortization, consisting primarily of depreciation of revenue equipment, increased $12.4 million, or 30.1%, to $53.5 million in 2007 from $41.2 million in 2006. As a percentage of freight revenue, depreciation and amortization increased to 8.9% in 2007 from 7.2% in 2006. The increase related to several factors, including an increase in the number of owned tractors and trailers in 2007; a softer market for used equipment resulting in a loss of $1.7 million in 2007 compared to a gain of $2.1 million in 2006; and increased amortization expense of $1.5 million related to the identifiable intangibles acquired with our Star acquisition on September 14, 2006. Depreciation and amortization expense is net of any gain or loss on the disposal of tractors and trailers.

The asset impairment charge relates to our decision to sell our corporate aircraft to reduce ongoing operating costs. We recorded an impairment charge of $1.7 million, reflecting the unfavorable fair market value of the airplane as compared to the combination of the estimated payoff of the long-term operating lease and current book value of related airplane leasehold improvements.

The other expense category includes interest expense, interest income, and pre-tax non-cash gains or losses related to the accounting for interest rate derivatives under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended* ("SFAS No. 133"). Other expense, net, increased $5.2 million, to $11.6 million in 2007 from $6.4 million in 2006. The increase relates primarily to increased net interest expense of $4.9 million resulting from the additional borrowings related to the Star acquisition, along with increased average interest rates. However a portion of this increase has been offset by a reduction in overall balance sheet debt since the Star acquisition.

Our income tax benefit was $5.6 million in 2007 compared to income tax expense of $4.6 million in 2006. The effective tax rate is different from the expected combined tax rate as a result of permanent differences primarily related to a per diem pay structure implemented in 2001. Due to the nondeductible effect of per diem, our tax rate will fluctuate in future periods as income fluctuates. In addition, we received a net tax benefit in 2007, as compared with the 2006 period because we reversed a contingent tax accrual effective March 31, 2007, based on the recommendation by an IRS appeals officer that the IRS concede a case in our favor. This concession resulted in recognition of approximately $0.4 million of income tax benefit in 2007.

Primarily as a result of the factors described above, net income decreased approximately $15.3 million to a net loss of $16.7 million in 2007 from a net loss of $1.4 million in 2006.

Comparison of Year Ended December 31, 2006 to Year Ended December 31, 2005

Total revenue increased $40.7 million, or 6.3%, to $683.8 million in 2006, from $643.1 million in 2005. Freight revenue excludes $111.6 million of fuel surcharge revenue in 2006 and $87.6 million in 2005.

On September 14, 2006, we acquired 100% of the outstanding stock of Star, a short-to-medium haul dry van regional truckload carrier based in Nashville, Tennessee. Star operates primarily in the southeastern United States, with shipments concentrated from Texas across the Southeast to Virginia, and an average length of haul of approximately 462 miles. We are operating Star as a separate subsidiary, continuing with substantially the same personnel, customers, lanes and terminal locations as it had prior to our acquisition. The acquisition included 614 tractors and 1,719 trailers. Star's operating results have been accounted for in the Company's results of operations since the acquisition date. Star's total revenue for the forty-seven days ended December 31, 2006 totaled approximately $28.3 million, which is included in our consolidated statements of operations for the year ended December 31, 2006. Star's cost structure is similar to that of our additional operating subsidiaries, and therefore has a minimal impact on the following discussion and analysis of revenues and costs of our consolidated entities.

Freight revenue (total revenue less fuel surcharges) increased $16.8 million, or 3.0%, to $572.2 million in 2006, from $555.4 million in 2005. Average freight revenue per tractor per week, our primary measure of asset productivity, increased 2.1% to $3,077 in 2006 from $3,013 in 2005. The increase was primarily generated by a 1.6% increase in average miles per tractor and a 0.1% increase in our average freight revenue per loaded mile. Excluding the acquisition of Star, we continued to constrain the size of our tractor fleet to achieve greater fleet utilization and improved profitability. In general, the changes in freight mix as a result of the realignment expanded the portions of our business with longer lengths of haul, more miles per tractor, and generally lower rate structures, while shrinking the regional service offering, which had the highest rate structure but significantly lower miles per tractor.

Salaries, wages, and related expenses increased $20.1 million, or 8.3%, to $262.3 million in 2006, from $242.2 million in 2005. As a percentage of freight revenue, salaries, wages, and related expenses increased to 45.8% in 2006 from 43.6% in 2005. The increase was largely attributable to driver pay per mile increases and driver retention bonus programs instituted in the second half of 2005, an increase in the percentage of our fleet comprised of company drivers versus owner-operators, higher health claim costs, and additional office salaries related to our business realignment. Driver pay increased $11.9 million to $181.0 million in 2006, from $169.1 million in the 2005 period. This resulted in increased driver pay on a cost per mile basis of 3.9% in 2006 over 2005. Our payroll expense for employees, other than over-the-road drivers, as well as our employee benefits, increased $10.3 million to $74.3 million in 2006 from $64.0 million in 2005, including a $2.9 million increase in our health insurance costs.

We maintain a workers' compensation plan and group medical plan for our employees with a deductible amount of $1.0 million for each workers' compensation claim and a stop loss amount of $275,000 for each medical claim.

Fuel expense, net of fuel surcharge revenue of $111.6 million in 2006 and $87.6 million in 2005, decreased $0.2 million to $82.8 million in 2006 from $83.0 million in 2005. As a percentage of freight revenue, net fuel expense decreased to 14.5% in 2006 from 14.9% in 2005. Although fuel prices increased sharply for most of 2006 from already high levels during 2005, our improved fuel surcharge program, better fuel economy due to lower idle times, and a lower percentage of non-revenue miles allowed us to improve our net fuel expense. Our fuel surcharge program was able to offset all of the higher fuel prices and allowed us better overall recovery of excess fuel costs. Fuel surcharges amounted to $0.27 per total mile in 2006 and $0.21 per total mile in 2005. Fuel costs may be affected in the future by price fluctuations, volume purchase commitments, the terms and collectibility of fuel surcharges, the percentage of miles driven by independent contractors, and lower fuel mileage due to government mandated emissions standards that have resulted in less fuel efficient engines.

Operations and maintenance, consisting primarily of vehicle maintenance, repairs, and driver recruitment expenses, increased $2.5 million to $36.1 million in 2006 from $33.6 million in 2005. As a percentage of freight revenue, operations and maintenance increased slightly to 6.3% in 2006 from 6.1% in 2005. The increase resulted in part from higher unloading costs, tractor maintenance costs, and increased driver recruiting expense due to a tighter supply of drivers in the early part of 2006.

Revenue equipment rentals and purchased transportation increased $1.8 million, or 3.0%, to $63.5 million in 2006, from $61.7 million in 2005. As a percentage of freight revenue, revenue equipment rentals and purchased transportation expense remained flat at 11.1% in 2006 and 2005. Although flat, purchased transportation related to our brokerage business formed in 2006 totaled $3.3 million, but was offset primarily by a decrease in the percentage of our total miles that were driven by independent contractors. Payments to independent contractors decreased $2.4 million to $19.1 million in 2006 from $21.5 million in 2005, mainly due to a decrease in the independent contractor fleet to an average of 150 during 2006 versus an average of 186 in 2005. Tractor and trailer equipment rental and other related expenses increased $1.0 million, to $41.0 million in 2006 compared with $40.0 million in 2005. We had financed approximately 1,116 tractors and 7,575 trailers under operating leases at December 31, 2006, compared with 1,140 tractors and 7,545 trailers under operating leases at December 31, 2005.

Operating taxes and licenses increased $1.1 million, or 8.1%, to $14.5 million in 2006 from $13.4 million in 2005. As a percentage of freight revenue, operating taxes and licenses remained essentially constant at 2.5% in 2006 and 2.4% in 2005.

Insurance and claims, consisting primarily of premiums and deductible amounts for liability, physical damage, and cargo damage insurance and claims, decreased $6.9 million, or 16.9%, to approximately $34.1 million in 2006 from approximately $41.0 million in 2005. As a percentage of freight revenue, insurance and claims decreased sharply to 6.0% in 2006 from 7.4% in 2005. We reduced our accrual for casualty claims to 8.2 cents per mile in 2006 from 10.0 cents per mile in 2005 as a result of several quarters of improved safety results that have changed our actuarial estimate of unpaid claims. We also recorded and received an insurance rebate of approximately $1.0 million during 2006 resulting from achieving monetary claim targets for our casualty policy in the policy year ending February 28, 2006. In the first quarter of 2007, subsequent to December 31, 2006, we have recorded an additional $1.0 million insurance rebate receivable resulting from achieving those same monetary claim targets for our casualty policy in the policy year ending February 28, 2007.

In general, for casualty claims, we have insurance coverage up to $50.0 million per claim. For 2005 and 2006, we were self-insured for personal injury and property damage claims for amounts up to $2.0 million per occurrence, subject to an additional $2.0 million self-insured aggregate amount, which resulted in total self-insured retention of up to $4.0 million until the $2.0 million aggregate threshold was reached. We renewed our casualty program in February 2007. Subsequent to the renewal, we are self-insured for personal injury and property damage claims for amounts up to the first $4.0 million. We are self-insured for cargo loss and damage claims for amounts up to $1.0 million per occurrence. Insurance and claims expense varies based on the frequency and severity of claims, the premium expense, and the level of self-insured retention, the development of claims over time, and other factors. With our significant self-insured retention, insurance and claims expense may fluctuate significantly from period to period.

Communications and utilities remained constant at $6.7 million in 2006 and $6.6 million in 2005. As a percentage of freight revenue, communications and utilities also remained constant at 1.2% in 2006 and 2005.

General supplies and expenses, consisting primarily of headquarters and other terminal facilities expenses, increased $3.6 million to $21.4 million in 2006 from $17.8 million in 2005. As a percentage of freight revenue, general supplies and expenses increased to 3.7% in 2006 from 3.2% in 2005. Of this increase, $2.3 million was for additional building rent paid on our headquarters building and surrounding property in Chattanooga, Tennessee for which we completed a sale leaseback transaction effective April 2006 as described more fully in the following paragraph. The additional increase is partially due to our paying for contract labor related to the business realignment, an increase in our travel expenses related to customer visits, and increased outside professional fees, offset by reduced bad debt expense.

In April 2006, we entered into a sale leaseback transaction involving the Headquarters Facility. We received proceeds of approximately $29.6 million from the sale of the Headquarters Facility, which we used to pay down borrowings under our Credit Facility and to purchase revenue equipment. In the transaction, we entered into a twenty-year lease agreement, whereby we will lease back the Headquarters Facility at an annual rental rate of approximately $2.5 million, subject to annual rent increases of 1.0%, resulting in annual straight-line rental expense of approximately $2.7 million. The transaction resulted in a gain of approximately $2.4 million, which is being amortized ratably over the life of the lease and recorded as an offset to general supplies and expenses (specifically to building rent) on our consolidated statements of operations.

Depreciation and amortization, consisting primarily of depreciation of revenue equipment, increased $2.1 million, or 5.3%, to $41.2 million in 2006 from $39.1 million in 2005. As a percentage of freight revenue, depreciation and amortization increased slightly to 7.2% in 2006 from 7.0% in 2005. The increase primarily related to an increase in the number of owned tractors and trailers in 2006 and increased amortization expense of $0.4 million related to the identifiable intangibles acquired with our Star acquisition on September 14, 2006. Approximately 2,460 of our tractors and 2,245 of our trailers were owned at December 31, 2006 as compared to only 2,186 owned tractors and 1,020 owned trailers at December 31, 2005. These increases were offset by a net gain on the disposal of tractors and trailers of $2.1 million in 2006 compared to a net gain of only $0.7 million in 2005. Additionally, a decrease of $0.6 million in depreciation expense for 2006 resulted from the April 2006 sale leaseback transaction involving our Chattanooga facility as compared to the 2005 period. Depreciation and amortization expense is net of any gain or loss on the disposal of tractors and trailers.

The other expense category includes interest expense, interest income, and pre-tax non-cash gains or losses related to the accounting for interest rate derivatives under SFAS No. 133. Other expense, net, increased $3.0 million, to $6.4 million in 2006 from $3.4 million in 2005. The increase relates primarily to increased net interest expense of $2.9 million resulting from the additional borrowings of debt related to the Star acquisition and higher variable interest rates. In 2006, we recognized minimal pre-tax, non-cash gain compared to a $0.4 million gain in 2005 related to the accounting for interest rate derivatives under SFAS No. 133.

Our income tax expense was $4.6 million and $8.0 million in 2006 and 2005, respectively. The effective tax rate is different from the expected combined tax rate due to permanent differences related to a per diem pay structure implemented in 2001. Due to the nondeductible effect of per diem, our tax rate will fluctuate in future periods as income fluctuates. On April 20, 2006, we completed the appeals process with the IRS related to their 2001 and 2002 audits. Related to this settlement with the IRS, we recorded additional income tax expense of approximately $0.5 million for the three months ended June 30, 2006. We received a favorable resolution in the Closing Agreement received from the IRS which stated that our wholly-owned captive insurance subsidiary made a valid election under section 953(d) of the Internal Revenue Code and is to be respected as an insurance company.

In 2005, we recorded a $0.5 million, net of tax, adjustment related to the cumulative effect of change in accounting principle. In December 2005, we adopted the provisions of FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, an interpretation of FASB Statement No. 143 ("FIN 47"). The adoption of FIN 47 resulted in our recording an asset retirement obligation for the estimated costs for the de-identification obligations in certain of our equipment leases.

Primarily as a result of the factors described above, net income decreased approximately $6.6 million to a net loss of $1.4 million in 2006 from net income of $5.2 million in 2005. As a result of the foregoing, our net margin (loss) decreased to (0.2%) in 2006 from 0.9% in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Our business requires significant capital investments over the short-term and the long-term. In recent years, we have financed our capital requirements with borrowings under our Securitization Facility and Credit Facility, cash flows from operations, long-term operating leases, and secured installment notes with finance companies. Our primary sources of liquidity at December 31, 2007, were funds provided by operations, proceeds from the sale of used revenue equipment, proceeds under the Securitization Facility, borrowings under our Credit Facility, borrowings from secured installment notes (each as defined in Note 7 to our consolidated financial statements contained herein), and operating leases of revenue equipment. Based on our expected financial condition, results of operation, and net cash flows during the next twelve months, which contemplate an improvement compared with the past twelve months, we believe our sources of liquidity will be adequate to meet our current and projected needs for at least the next twelve months. On a longer term basis, based on anticipated financial condition, results of operations, and cash flows, continued availability under our Credit Facility and Securitization Facility, and sources of financing that we expect will be available to us, we do not expect to experience material liquidity constraints in the foreseeable future.

Cash Flows

Net cash provided by operating activities was $33.7 million in 2007 and $60.7 million in 2006. Our cash from operating activities was lower in 2007 primarily due to our net loss, less efficient collection of receivables which resulted in an approximately $22.1 million reduction in cash from operating activities in 2007, and the payment of our prepaid casualty insurance premiums. During 2007, we paid one year of prepaid casualty insurance premiums equaling $3.8 million, while in 2006 all of our prepaid casualty insurance premiums had been paid as part of a two-year policy that began in 2005.

Net cash used in investing activities was $11.1 million in 2007 and $100.6 million in 2006. Primarily all the 2007 cash outflows were related to net purchases of property and equipment. In 2006, $39.1 million was used for the acquisition of Star and $91.1 million was used for net purchases of property and equipment, which was offset by the $29.6 million of proceeds from the April 2006 sale leaseback transaction of our Headquarters Facility.

Net cash used in financing activities was $23.5 million in 2007, as we used the proceeds from equipment sales to pay down Credit Facility and Securitization Facility debt. Net cash provided by financing activities was $41.7 million in 2006, primarily used for the acquisition of Star on September 14, 2006. At December 31, 2007, the Company had outstanding balance sheet debt of $136.8 million, consisting of $75.0 million drawn under the Credit Facility, $48.0 million from the Securitization Facility, and $13.8 million from revenue equipment installment notes. Weighted average interest rates on this debt range from 5.2% to 7.2% as of December 31, 2007.

We have a stock repurchase plan for up to 1.3 million Company shares to be purchased in the open market or through negotiated transactions subject to criteria established by the Board. No shares were purchased under this plan during 2007. At December 31, 2007, there were 1,154,100 shares still available to purchase under the guidance of this plan. The stock repurchase plan expires June 30, 2008.

Material Debt Agreements

In December 2006, the Company entered into our Credit Facility with a group of banks. The Credit Facility matures in December 2011. The Company signed Amendment No. 1 to the Credit Facility on August 28, 2007, which, among other revisions, modified the financial covenants to levels better aligned with the Company's expected ability to maintain compliance and granted and expanded the security interest to include, with limited exceptions, then owned revenue equipment, as well as revenue equipment acquired subsequently utilizing proceeds from the Credit Facility. Borrowings under the Credit Facility are based on the banks' base rate, which floats daily, or LIBOR, which accrues interest based on one, two, three, or six month LIBOR rates plus an applicable margin that is adjusted quarterly between 0.875% and 2.250% based on a leverage ratio, which is generally defined as the ratio of borrowings, letters of credit, and the present value of operating lease obligations to our earnings before interest, income taxes, depreciation, amortization, and rental payments under operating leases (the applicable margin was 2.25% at December 31, 2007). At December 31, 2007, the Company had borrowings outstanding under the Credit Facility totaling $75.0 million, with a weighted average interest rate of 7.21%. The Company's obligations under the Credit Facility are guaranteed by the Company and all of its subsidiaries, except CVTI Receivables Corp., a Nevada corporation ("CRC") and Volunteer Insurance Limited, a Cayman Island company ("Volunteer").

The Credit Facility has a maximum borrowing limit of $200.0 million with an accordion feature which permits an increase up to a maximum borrowing limit of $275.0 million. Borrowings related to revenue equipment are limited to the lesser of 90% of net book value of revenue equipment or the maximum borrowing limit. Letters of credit are limited to an aggregate commitment of $100.0 million. As amended, the Credit Facility is secured by a pledge of the stock of most of the Company's subsidiaries and certain owned revenue equipment, as well as revenue equipment acquired subsequently utilizing proceeds from the Credit Facility. A commitment fee, which is adjusted quarterly between 0.175% and 0.500% per annum based on a leverage ratio, which is generally defined as the ratio of borrowings, letters of credit, and the present value of operating lease obligations to our earnings before interest, income taxes, depreciation, amortization, and rental payments under operating leases, is due on the daily unused portion of the Credit Facility. At December 31, 2007 and December 31, 2006, the Company had undrawn letters of credit outstanding of approximately $62.5 million and $60.1 million, respectively. As of December 31, 2007, the Company had approximately $34.1 million of available borrowing capacity.

In December 2000, the Company entered into our Securitization Facility. On a revolving basis, the Company sells its interests in its accounts receivable to CRC, a wholly-owned, bankruptcy-remote, special-purpose subsidiary incorporated in Nevada. CRC sells a percentage ownership in such receivables to unrelated financial entities. On December 4, 2007, the Company and CRC entered into certain amendments to the Securitization Facility. Among other things, the amendments to the Securitization Facility extended the scheduled commitment termination date to December 2, 2008, reduced the facility limit from $70,000,000 to $60,000,000, tightened certain performance ratios required to be maintained with respect to accounts receivable including, the default ratio, the delinquency ratio, the dilution ratio, and the accounts receivable turnover ratio, and amended the master servicer event of default relating to cross-defaults on material indebtedness with the effect that such master servicer event of default may now be more readily triggered. As a result of the amendments to the Securitization Facility, the Company can receive up to $60.0 million of proceeds, subject to eligible receivables, and pay a service fee recorded as interest expense, based on commercial paper interest rates plus an applicable margin of 0.44% per annum and a commitment fee of 0.10% per annum on the daily unused portion of the Securitization Facility. The net proceeds under the Securitization Facility is shown as a current liability because the term, subject to annual renewals, is 364 days. As of December 31, 2007 and December 31, 2006, the Company had $48.0 million and $55.0 million in outstanding current liabilities related to the Securitization Facility, respectively, with weighted average interest rates of 5.24% for 2007 and 5.31% for 2006. CRC's Securitization Facility does not meet the requirements for off-balance sheet accounting; therefore, it is reflected in the consolidated financial statements.

The Credit Facility and Securitization Facility contain certain restrictions and covenants relating to, among other things, dividends, tangible net worth, cash flow coverage, acquisitions and dispositions, and total indebtedness. Although certain defaults under the Securitization Facility create a default under the Credit Facility, a default under the Credit Facility does not create a default under the Securitization Facility. We were in compliance with the covenants as of December 31, 2007.

Contractual Obligations and Commercial Commitments (1)

The following table sets forth our contractual cash obligations and commitments as of December 31, 2007:

Payments due by period: (in thousands)	Total	2008	2009	2010	2011	2012	There-after
Credit Facility, including interest (2)	$96,632	$5,408	$5,408	$5,408	$80,408	$ -	$ -
Securitization Facility, including interest (3)	50,324	50,324	-	-	-	-	-
Revenue equipment installment notes, including interest (4)	15,936	3,054	3,054	7,625	2,203	-	-
Operating leases (5)	140,147	35,038	27,317	20,764	8,724	7,632	40,672
Lease residual value guarantees	36,350	11,595	765	10,295	13,695		
Purchase obligations: Diesel fuel (6)	193,166	193,166	-	-	-	-	-
Equipment (7)	1,901	1,901	-	-	-	-	-
Total contractual cash obligations	$534,456	$300,486	$36,544	$44,092	$105,030	$7,632	$40,672

(1) Excludes any unrecognized tax benefits under FIN 48 as we are unable to reasonably predict the ultimate amount or timing of settlement of such unrecognized tax benefits.

(2) Represents principal and interest payments owed at December 31, 2007. The borrowings consist of draws under a revolving line of credit, with fluctuating borrowing amounts and variable interest rates. In determining future contractual interest and principal obligations, for variable interest rate debt, the interest rate and principal amount in place at December 31, 2007 was utilized. The table assumes long-term debt is held to maturity. Refer to Note 7, "Securitization Facility and Long-term Debt."

(3) In 2007, this amount represents proceeds drawn under our Securitization Facility, and the interest rate in place at December 31, 2007 was utilized. The net proceeds under the Securitization Facility are required to be shown as a current liability because the term, subject to annual renewals, is 364 days. Refer to Note 7, "Securitization Facility and Long-term Debt."

(4) Represents principal and interest payments owed at December 31, 2007. The borrowings consist of installment notes with a finance company, with fixed borrowing amounts and fixed interest rates. The table assumes these installment notes are held to maturity. Refer to Note 7, "Securitization Facility and Long-term Debt."

(5) Represents future monthly rental payment obligations under operating leases for over-the-road tractors, day-cabs, trailers, office and terminal properties, and computer and office equipment. Substantially all lease agreements for revenue equipment have fixed payment terms based on the passage of time. The tractor lease agreements generally stipulate maximum miles and provide for mileage penalties for excess miles. Lease terms for tractors and trailers range from 30 to 60 months and 60 to 84 months, respectively. Refer to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations – Off Balance Sheet Arrangements and Note 9, "Leases," of the accompanying consolidated financial statements for further information.

(6) This amount represents volume purchase commitments through our truck stop network. We estimate that these amounts represent approximately 70% of our fuel needs for 2008.

(7) Amount reflects the total purchase price or lease commitment of tractors and trailers scheduled for delivery throughout the first quarter of 2008. Net of estimated trade-in values and other dispositions, the estimated amount due under these commitments is approximately $1.0 million. These purchases are expected to be financed by debt, proceeds from sales of existing equipment, cash flows from operations, and operating leases. We have the option to cancel commitments relating to tractor equipment with 90 days notice.

Off Balance Sheet Arrangements

Operating leases have been an important source of financing for our revenue equipment, computer equipment, the Company airplane and certain real estate. At December 31, 2007, we had financed approximately 693 tractors and 6,322 trailers under operating leases. Vehicles held under operating leases are not carried on our consolidated balance sheets, and lease payments in respect of such vehicles are reflected in our consolidated statements of operations in the line item "Revenue equipment rentals and purchased transportation." Our revenue equipment rental expense was $32.5 million in 2007, compared to $41.0 million in 2006. The total amount of remaining payments under operating leases as of December 31, 2007, was approximately $140.1 million. In connection with various operating leases, we issued residual value guarantees, which provide that if we do not purchase the leased equipment from the lessor at the end of the lease term, we are liable to the lessor for an amount equal to the shortage (if any) between the proceeds from the sale of the equipment and an agreed value. As of December 31, 2007, the maximum amount of the residual value guarantees was approximately $36.3 million. To the extent the expected value at the lease termination date is lower than the residual value guarantee, we would accrue for the difference over the remaining lease term. We believe that proceeds from the sale of equipment under operating leases would exceed the payment obligation on substantially all operating leases.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make decisions based upon estimates, assumptions, and factors we consider as relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of our estimates and assumptions. Accordingly, actual results could differ from those anticipated. A summary of the significant accounting policies followed in preparation of the financial statements is contained in Note 1, "Summary of Significant Accounting Policies," of the consolidated financial statements attached hereto. The following discussion addresses our most critical accounting policies, which are those that are both important to the portrayal of our financial condition and results of operations and that require significant judgment or use of complex estimates.

Revenue Recognition

Revenue, drivers' wages and other direct operating expenses are recognized on the date shipments are delivered to the customer. Revenue includes transportation revenue, fuel surcharges, loading and unloading activities, equipment detention, and other accessorial services.

Depreciation of Revenue Equipment

Depreciation is determined using the straight-line method over the estimated useful lives of the assets and was approximately $45.2 million on tractors and trailers in 2007. Depreciation of revenue equipment is our largest item of depreciation. We generally depreciate new tractors (excluding day cabs) over five years to salvage values of 7% to 26% and new trailers over seven to ten years to salvage values of 22% to 39%. We annually review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and other long-lived assets based upon, among other things, our experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. Changes in our useful life or salvage value estimates or fluctuations in market values that are not reflected in our estimates could have a material effect on our results of operations. Gains and losses on the disposal of revenue equipment are included in depreciation expense in our consolidated statements of operations.

Revenue equipment and other long-lived assets are tested for impairment whenever an event occurs that indicates an impairment may exist. Expected future cash flows are used to analyze whether an impairment has occurred. If the sum of expected undiscounted cash flows is less than the carrying value of the long-lived asset, then an impairment loss is recognized. We measure the impairment loss by comparing the fair value of the asset to its carrying value. Fair value is determined based on a discounted cash flow analysis or the appraised value of the assets, as appropriate. During 2007, related to our decision to sell our corporate aircraft, we recorded an impairment charge of $1.7 million, reflecting the unfavorable market value of the airplane as compared to the combination of the estimated payoff of the long-term operating lease and current net book value of related airplane leasehold improvements.

Assets Held For Sale

Assets held for sale include property and revenue equipment no longer utilized in continuing operations which is available and held for sale. Assets held for sale are no longer subject to depreciation, and are recorded at the lower of depreciated book value plus the related costs to sell or fair market value less selling costs. We periodically review the carrying value of these assets for possible impairment. We expect to sell these assets within twelve months.

Accounting for Investments

Effective July 1, 2000, we combined our logistics business with the logistics businesses of five other transportation companies into a company called Transplace, Inc ("Transplace"). Transplace operates a global transportation logistics service. In the transaction, we contributed our logistics customer list, logistics business software and software licenses, certain intellectual property, intangible assets totaling approximately $5.1 million, and $5.0 million in cash for the initial funding of the venture, in exchange for 12.4% ownership. We account for our investment using the cost method of accounting, with the investment included in other assets. We continue to evaluate our cost method investment in Transplace for impairment due to declines considered to be other than temporary. This impairment evaluation includes general economic and company-specific evaluations. If we determine that a decline in the cost value of this investment is other than temporary, then a charge to earnings will be recorded to other (income) expenses in our consolidated statements of operations for all or a portion of the unrealized loss, and a new cost basis in the investment will be established. As of December 31, 2007, no such charge had been recorded. However, we have continued to assess this investment for impairment as our evaluation of the value of this investment had been steadily declining prior to the first quarter of 2007, at which time Transplace's cash flow improvements have steadied this decline. As such, we do not currently believe that an impairment charge will be warranted in the near term. We will continue to evaluate this investment for impairment on a quarterly basis. Also, during the first quarter of 2005, the Company loaned Transplace approximately $2.7 million. The 6% interest-bearing note receivable matures January 2009, an extension of the original January 2007 maturity date. Based on the borrowing availability of Transplace, we do not believe there is any impairment of this note receivable.

Accounting for Business Combinations

In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management makes estimates of fair value based upon historical experience, as well as information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. In certain business combinations that are treated as a stock purchase for income tax purposes, we must record deferred taxes relating to the book versus tax basis of acquired assets and liabilities. Generally, such business combinations result in deferred tax liabilities as the book values are reflected at fair values whereas the tax basis is carried over from the acquired company. Such deferred taxes are initially estimated based on preliminary information and are subject to change as valuations and tax returns are finalized.

Insurance and Other Claims

The primary claims arising against us consist of cargo liability, personal injury, property damage, workers' compensation, and employee medical expenses. Our insurance program involves self-insurance with high-risk retention levels. Because of our significant self-insured retention amounts, we have significant exposure to fluctuations in the number and severity of claims and to variations between our estimated and actual ultimate payouts. We accrue the estimated cost of the uninsured portion of pending claims. Our estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the size of any potential damage award based on factors such as the specific facts of individual cases, the jurisdictions involved, the prospect of punitive damages, future medical costs, and inflation estimates of future claims development, and the legal and other costs to settle or defend the claims. We have significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or we are required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of our insurance coverage, our profitability would be adversely affected.

In addition to estimates within our self-insured retention layers, we also must make judgments concerning our aggregate coverage limits. If any claim occurrence were to exceed our aggregate coverage limits, we would have to accrue for the excess amount. Our critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much. Currently, we are not aware of any such claims. If one or more claims were to exceed our then effective coverage limits, our financial condition and results of operations could be materially and adversely affected.

Lease Accounting and Off-Balance Sheet Transactions

Operating leases have been an important source of financing for our revenue equipment, computer equipment, and Company airplane. In connection with the leases of a majority of the value of the equipment we finance with operating leases, we issued residual value guarantees, which provide that if we do not purchase the leased equipment from the lessor at the end of the lease term, then we are liable to the lessor for an amount equal to the shortage (if any) between the proceeds from the sale of the equipment and an agreed value. To the extent the expected value at the lease termination date is lower than the residual value guarantee, we would accrue for the difference over the remaining lease term. We believe that proceeds from the sale of equipment under operating leases would exceed the payment obligation on substantially all operating leases. The estimated values at lease termination involve management judgments. As leases are entered into, determination as to the classification as an operating or capital lease involves management judgments on residual values and useful lives.

Accounting for Income Taxes

We make important judgments concerning a variety of factors, including the appropriateness of tax strategies, expected future tax consequences based on future Company performance, and to the extent tax strategies are challenged by taxing authorities, our likelihood of success. We utilize certain income tax planning strategies to reduce our overall cost of income taxes. It is possible that certain strategies might be disallowed, resulting in an increased liability for income taxes. Significant management judgments are involved in assessing the likelihood of sustaining the strategies and in determining the likely range of defense and settlement costs, and an ultimate result worse than our expectations could adversely affect our results of operations.

In July 2006, the FASB issued FIN 48. The Company was required to adopt the provisions of FIN 48, effective January 1, 2007. As a result of this adoption, the Company recognized additional tax liabilities of $0.3 million with a corresponding reduction to beginning retained earnings as of January 1, 2007. As of January 1, 2007, the Company had a $2.8 million liability recorded for unrecognized tax benefits, which includes interest and penalties of $0.5 million. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. If recognized, $1.7 million of unrecognized tax benefits would impact the Company's effective tax rate as of December 31, 2007.

Deferred income taxes represent a substantial liability on our consolidated balance sheets and are determined in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities (tax benefits and liabilities expected to be realized in the future) are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.

The carrying value of our deferred tax assets assumes that we will be able to generate, based on certain estimates and assumptions, sufficient future taxable income in certain tax jurisdictions to utilize these deferred tax benefits. If these estimates and related assumptions change in the future, we may be required to establish a valuation allowance against the carrying value of the deferred tax assets, which would result in additional income tax expense. On a periodic basis we assess the need for adjustment of the valuation allowance. Based on forecasted income and prior years' taxable income, no valuation reserve has been established at December 31, 2007, because we believe that it is more likely than not that the future benefit of the deferred tax assets will be realized. However, there can be no assurance that we will meet our forecasts of future income.

While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its reserves reflect the probable outcome of known tax contingencies. The Company adjusts these reserves, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular issue would usually require the use of cash. Favorable resolution would be recognized as a reduction to the Company's annual tax rate in the year of resolution.

Performance-Based Employee Stock Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R (revised 2004) *Share-Base Payment* ("SFAS No. 123R"), under which we estimate compensation expense that is recognized in our consolidated statements of operations for the fair value of employee stock-based compensation related to grants of performance-based stock options and restricted stock awards. This estimate requires various subjective assumptions, including probability of meeting the underlying performance-based earnings per share targets and estimating forfeitures. If any of these assumptions change significantly, stock-based compensation expense may differ materially in the future from the expense recorded in the current period.

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). This statement establishes requirements for (i) recognizing and measuring in an acquiring company's financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizing and measuring the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS No. 141R will have a material impact in the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51* ("SFAS No. 160"). This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS No. 160 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS No. 160 will have a material impact in the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 159 will have a material impact in the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company does not believe the adoption of SFAS No. 157 will have a material impact in the consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company was required to adopt the provisions of FIN 48, effective January 1, 2007. As a result of this adoption, the Company recognized additional tax liabilities of $0.3 million with a corresponding reduction to beginning retained earnings as of January 1, 2007. As of January 1, 2007, the Company had a $2.8 million liability recorded for unrecognized tax benefits, which includes interest and penalties of $0.5 million. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

Effective December 31, 2005, the Company adopted FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations ("FIN 47")*, which clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 impacted the Company's accounting for the conditional obligation to remove

Company decals and other identifying markings from certain tractors and trailers under operating leases at the end of the lease terms. Upon adoption of this standard, the Company recorded an increase to other assets of $0.8 million and accrued expenses of $1.6 million, in addition to recognizing a non-cash pre-tax cumulative effect charge of $0.8 million ($0.5 million on an after tax-basis, or $0.03 per diluted share). For the years ended December 31, 2007 and 2006, the impact of the adoption of FIN 47 was approximately $24,000 and $0.2 million, respectively, of additional expense in the Company's revenue equipment rentals and purchased transportation expenses.

INFLATION, NEW EMISSIONS CONTROL REGULATIONS, AND FUEL COSTS

Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. During the past three years, the most significant effects of inflation have been on revenue equipment prices and the compensation paid to the drivers. New emissions control regulations and increases in commodity prices, wages of manufacturing workers, and other items have resulted in higher tractor prices, and there has been an industry-wide increase in wages paid to attract and retain qualified drivers. The cost of fuel also has risen substantially over the past three years. Although, we believe at least some of this increase primarily reflects world events rather than underlying inflationary pressure. We attempt to limit the effects of inflation through increases in freight rates, certain cost control efforts, and to limit the effects of fuel prices through fuel surcharges.

The engines used in our tractors are subject to emissions control regulations, which have substantially increased our operating expenses since additional and more stringent regulation began in 2002. As of December 31, 2007, our entire tractor fleet has such emissions compliant engines and is experiencing approximately 2% to 4% reduced fuel economy compared with pre-2002 equipment. In 2007, stricter regulations regarding emissions became effective. Compliance with such regulations is expected to increase the cost of new tractors and could impair equipment productivity, lower fuel mileage, and increase our operating expenses. These adverse effects combined with the uncertainty as to the reliability of the vehicles equipped with the newly designed diesel engines and the residual values that will be realized from the disposition of these vehicles could increase our costs or otherwise adversely affect our business or operations as the regulations impact our business through new tractor purchases.

Fluctuations in the price or availability of fuel, as well as hedging activities, surcharge collection, the percentage of freight we obtain through brokers, and the volume and terms of diesel fuel purchase commitments may increase our costs of operation, which could materially and adversely affect our profitability. We impose fuel surcharges on substantially all accounts. These arrangements may not fully protect us from fuel price increases and also may result in us not receiving the full benefit of any fuel price decreases. We currently do not have any fuel hedging contracts in place. If we do hedge, we may be forced to make cash payments under the hedging arrangements. A small portion of our fuel requirements for 2007 were covered by volume purchase commitments. Based on current market conditions, we have decided to limit our hedging and purchase commitments, but we continue to evaluate such measures. The absence of meaningful fuel price protection through these measures could adversely affect our profitability.

SEASONALITY

In the trucking industry, revenue generally decreases as customers reduce shipments during the winter holiday season and as inclement weather impedes operations. At the same time, operating expenses generally increase, with fuel efficiency declining because of engine idling and weather, creating more equipment repairs. For the reasons stated, first quarter net income historically has been lower than net income in each of the other three quarters of the year. Our equipment utilization typically improves substantially between May and October of each year because of the trucking industry's seasonal shortage of equipment on traffic originating in California and because of general increases in shipping demand during those months. The seasonal shortage typically occurs between May and August because California produce carriers' equipment is fully utilized for produce during those months and does not compete for shipments hauled by our dry van operation. During September and October, business generally increases as a result of increased retail merchandise shipped in anticipation of the holidays.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We experience various market risks, including changes in interest rates and fuel prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes, or when there are no underlying related exposures.

COMMODITY PRICE RISK

From time-to-time we may enter into derivative financial instruments to reduce our exposure to fuel price fluctuations. In accordance with SFAS 133, we adjust any derivative instruments to fair value through earnings on a monthly basis. As of December 31, 2007, we had no derivative financial instruments to reduce our exposure to fuel price fluctuations.

INTEREST RATE RISK

Our market risk is also affected by changes in interest rates. Historically, we have used a combination of fixed-rate and variable-rate obligations to manage our interest rate exposure. Fixed-rate obligations expose us to the risk that interest rates might fall. Variable-rate obligations expose us to the risk that interest rates might rise.

Our variable rate obligations consist of our Credit Facility and our Securitization Facility. Borrowings under the Credit Facility, provided there has been no default, are based on the banks' base rate, which floats daily, or LIBOR, which accrues interest based on one, two, three, or six month LIBOR rates plus an applicable margin that is adjusted quarterly between 0.875% and 2.25% based on a leverage ratio, which is generally defined as the ratio of borrowings, letters of credit, and the present value of operating lease obligations to our earnings before interest, income taxes, depreciation, amortization, and rental payments under operating leases. The applicable margin was 2.25% at December 31, 2007. At December 31, 2007, we had variable, LIBOR borrowings of $75.0 million outstanding under the Credit Facility. Our Securitization Facility carries a variable interest rate based on the commercial paper rate plus an applicable margin of 0.44% per annum. At December 31, 2007, borrowings of $48.0 million had been drawn on the Securitization Facility. Assuming variable rate borrowings under the Credit Facility and Securitization Facility at December 31, 2007 levels, a one percentage point increase in interest rates could increase our annual interest expense by approximately $1.2 million.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of Covenant Transportation Group, Inc. and subsidiaries, as of December 31, 2007 and 2006, and the related consolidated balance sheets, statements of operations, statements of stockholders' equity and comprehensive income, and statements of cash flows for each of the years in the three-year period ended December 31, 2007, consolidated selected quarterly financial data (unaudited) for the years ended December 31, 2007 and 2006, together with the related notes, and the report of KPMG LLP, our independent registered public accounting firm for the years ended December 31, 2007, 2006, and 2005 are set forth at pages 43 through 65 elsewhere in this report.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change in accountants during our three most recent fiscal years.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to us and our consolidated subsidiaries is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

Based on their evaluation as of December 31, 2007, our Chief Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Exchange Act) are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15 promulgated under the Exchange Act as a process designed by, or under the supervision of, the principal executive and principal financial officers and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

We have confidence in our internal controls and procedures. Nevertheless, our management, including our Chief Executive Officer and Principal Financial Officer, does not expect that our disclosure procedures and controls or our internal controls will prevent all errors or intentional fraud. An internal control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of such internal controls are met. Further, the design of an internal control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all our control issues and instances of fraud, if any, have been detected.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) an Internal Control-Integrated Framework. Based on its assessment, management believes that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

KPMG LLP's attestation report on our internal control over financial reporting appears on page 44 herein.

Design and Changes in Internal Control over Financial Reporting

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. In accordance with these controls and procedures, information is accumulated and communicated to management, including our Chief Executive Officer, as appropriate, to allow timely decisions regarding disclosures. There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OTHER INFORMATION

Not applicable

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We incorporate by reference the information respecting executive officers and directors set forth under the captions "Proposal 1 – Election of Directors", "Corporate Governance – Compliance with Section 16(a) of the Exchange Act", "Corporate Governance – Our Executive Officers", "Corporate Governance – Code of Conduct and Ethics", and "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Audit Committee" in our Proxy Statement for the 2008 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission in accordance with Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended (the "Proxy Statement"); provided, that the section entitled "Report of Audit Committee" contained in the Proxy Statement is not incorporated by reference.

EXECUTIVE COMPENSATION

We incorporate by reference the information set forth under the sections entitled "Executive Compensation", "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Compensation Committee – Compensation Committee Interlocks and Insider Participation", and "Corporate Governance – The Board of Directors and Its Committees – Committees of the Board of Directors – The Compensation Committee – Compensation Committee Report" in our Proxy Statement for the 2008 annual meeting of stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

We incorporate by reference the information set forth under the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement. The following table provides certain information as of December 31, 2007, with respect to our compensation plans and other arrangements under which shares of our Class A common stock are authorized for issuance.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	1,205,060	$13.33	310,604
Equity compensation plans not approved by security holders (2)	125,000	$13.93	-
Total	1,330,060	$13.39	310,604

(1) Includes 1994 Incentive Stock Plan, Outside Director Stock Option Plan, 2003 Incentive Stock Plan, and the 2006 Omnibus Incentive Plan.

(2) Includes 1998 Non-Officer Incentive Stock Plan, and shares issued pursuant to grants outside any plan.

Summary Description of Equity Compensation Plans Not Approved by Security Holders

Summary of 1998 Non-Officer Incentive Stock Plan

In October 1998, our Board of Directors adopted the Non-Officer Plan to attract and retain executive personnel and other key employees and motivate them through incentives that were aligned with our goals of increased profitability and stockholder value. The Board of Directors authorized 200,000 shares of our Class A common stock for grants or awards pursuant to the Non-Officer Plan. Awards under the Plan could be in the form of incentive stock options, non-qualified stock options, restricted stock awards, or any other awards of stock consistent with the Non-

Officer Plan's purpose. The Non-Officer Plan was to be administered by the Board of Directors or a committee that could be appointed by the Board of Directors. All non-officer employees were eligible for participation, and actual participants in the Non-Officer Plan were selected from time-to-time by the administrator. The administrator could substitute new stock options for previously granted options. In conjunction with adopting the 2003 Plan, the Board of Directors voted to terminate the Non-Officer Plan effective as of May 31, 2003. Option grants previously issued continue in effect and may be exercised on the terms and conditions under which the grants were made.

Summary of Grants Outside the Plan

On August 31, 1998, our Board of Directors approved the grant of an option to purchase 5,000 shares of our Class A common stock to each of our four outside directors. The exercise price of the stock was equal to the mean between the lowest reported bid price and the highest reported asked price on the date of the grant. The options have a term of ten years from the date of grant, and the options vested 20% on each of the first through fifth anniversaries of the grant.

On September 23, 1998, our Board of Directors approved the grant of an option to purchase 20,000 shares of our Class A common stock to Tony Smith upon closing of the acquisition of SRT and Tony Smith Trucking, Inc. The exercise price was the mean between the low bid price and the high asked price on the closing date. The options have a term of ten years from the date of grant, and the options vested 20% on each of the first through fifth anniversaries of the grant.

On May 20, 1999, our Board of Directors approved the grant of an option to purchase 2,500 shares of our Class A common stock to each of our four outside directors. The exercise price of the stock was equal to the mean between the lowest reported bid price and the highest reported asked price on the date of the grant. The options have a term of ten years from the date of grant, and the options vested 20% on each of the first through fifth anniversaries of the grant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We incorporate by reference the information set forth under the sections entitled "Corporate Governance – The Board of Directors and Its Committees – Board of Directors" and "Certain Relationships and Related Transactions" in the Proxy Statement.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

We incorporate by reference the information set forth under the section entitled "Relationships with Independent Registered Public Accounting Firm – Principal Accountant Fees and Services" in the Proxy Statement.

FINANCIAL STATEMENTS

Our audited consolidated financial statements are set forth at the following pages of this report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Covenant Transportation Group, Inc.

We have audited the accompanying consolidated balance sheets of Covenant Transportation Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Covenant Transportation Group, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, as of January 1, 2007 and Statement of Financial Accounting Standards No. 123R, Share Based Payment, as of January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Covenant Transportation Group, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

KPMG LLP

Atlanta, Georgia
March 14, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Covenant Transportation Group, Inc.:

We have audited Covenant Transportation Group, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Covenant Transportation Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Covenant Transportation Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Covenant Transportation Group, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated March 14, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP

Atlanta, Georgia
March 14, 2008

COVENANT TRANSPORTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

(In thousands, except share data)

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$4,500	$5,407
Accounts receivable, net of allowance of $1,537 in 2007 and $1,491 in 2006	79,207	72,581
Drivers' advances and other receivables, net of allowance of $2,706 in 2007 and $2,598 in 2006	5,479	4,259
Inventory and supplies	4,102	4,985
Prepaid expenses	7,030	11,162
Assets held for sale	10,448	22,581
Deferred income taxes	18,484	16,021
Income taxes receivable	7,500	6,371
Total current assets	136,750	143,367
Property and equipment, at cost	350,158	349,663
Less accumulated depreciation and amortization	(102,628)	(74,689)
Net property and equipment	247,530	274,974
Goodwill	36,210	36,210
Other assets, net	19,304	20,543
Total assets	$439,794	$475,094
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Securitization facility	$47,964	$54,981
Checks outstanding in excess of bank balances	4,572	4,280
Current maturities of acquisition obligation	333	333
Current maturities of long-term debt	2,335	-
Accounts payable and accrued expenses	35,029	30,521
Current portion of insurance and claims accrual	19,827	20,097
Total current liabilities	110,060	110,212
Long-term debt	86,467	104,900
Insurance and claims accrual, net of current portion	10,810	18,002
Deferred income taxes	57,902	50,685
Other long-term liabilities	2,289	2,451
Total liabilities	267,528	286,250
Commitments and contingent liabilities	-	-
Stockholders' equity:		
Class A common stock, $.01 par value; 20,000,000 shares authorized; 13,469,090 shares issued; 11,676,298 and 11,650,690 outstanding as of December 31, 2007 and 2006, respectively	135	135
Class B common stock, $.01 par value; 5,000,000 shares authorized; 2,350,000 shares issued and outstanding	24	24
Additional paid-in-capital	92,238	92,053
Treasury stock at cost; 1,792,792 and 1,818,400 shares as of December 31, 2007 and 2006, respectively	(21,278)	(21,582)
Retained earnings	101,147	118,214
Total stockholders' equity	172,266	188,844
Total liabilities and stockholders' equity	$439,794	$475,094

The accompanying notes are an integral part of these consolidated financial statements.

COVENANT TRANSPORTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In thousands, except per share data)

	2007	2006	2005
Revenues			
Freight revenue	$602,629	$572,239	$555,428
Fuel surcharges	109,897	111,589	87,626
Total revenue	$712,526	$683,828	$643,054
Operating expenses:			
Salaries, wages, and related expenses	270,435	262,303	242,157
Fuel expense	211,022	194,355	170,582
Operations and maintenance	40,437	36,112	33,625
Revenue equipment rentals and purchased transportation	66,515	63,532	61,701
Operating taxes and licenses	14,112	14,516	13,431
Insurance and claims	36,391	34,104	41,034
Communications and utilities	7,377	6,727	6,579
General supplies and expenses	23,377	21,387	17,778
Depreciation and amortization, including net gains and losses on disposition of equipment	51,876	41,150	39,101
Asset impairment charge	1,665	-	-
Total operating expenses	723,207	674,186	625,988
Operating income (loss)	(10,681)	9,642	17,066
Other (income) expenses:			
Interest expense	12,285	7,166	4,203
Interest income	(477)	(568)	(273)
Other	(183)	(157)	(538)
Other expenses, net	11,625	6,441	3,392
Income (loss) before income taxes and cumulative effect of change in accounting principle	(22,306)	3,201	13,674
Income tax expense (benefit)	(5,580)	4,582	8,003
Income (loss) before cumulative effect of change in accounting principle	(16,726)	(1,381)	5,671
Cumulative effect of change in accounting principle, net of tax (Note 1)	-	-	(485)
Net income (loss)	$(16,726)	$(1,381)	$5,186
Net income (loss) per share:			
Basic earnings (loss) per share before cumulative effect of change in accounting principle:	$(1.19)	$(0.10)	$ 0.40
Cumulative effect of change in accounting principle	-	-	(0.03)
Basic earnings (loss) per share:	$(1.19)	$(0.10)	$ 0.37
Diluted earnings (loss) per share before cumulative effect of change in accounting principle:	$(1.19)	$(0.10)	$0.40
Cumulative effect of change in accounting principle	-	-	(0.03)
Diluted earnings (loss) per share:	$(1.19)	$(0.10)	$0.37
Basic weighted average shares outstanding	14,018	13,996	14,175
Diluted weighted average shares outstanding	14,018	13,996	14,270

The accompanying notes are an integral part of these consolidated financial statements.

COVENANT TRANSPORTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
(In thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity	Comprehensive Income (Loss)
	Class A	Class B					
Balances at December 31, 2004	$134	$24	$91,058	$(9,925)	$114,408	$195,699	
Exercise of employee stock options	-	-	445	-	-	445	
Income tax benefit arising from the exercise of stock options	-	-	50	-	-	50	
Stock repurchase	-	-	-	(11,657)	-	(11,657)	
Net income	-	-	-	-	5,186	5,186	5,186
Comprehensive income for 2005							$5,186
Balances at December 31, 2005	$134	$24	$91,553	$(21,582)	$119,595	$189,724	
Exercise of employee stock options	1	-	245	-	-	246	
Income tax benefit arising from the exercise of stock options	-	-	17	-	-	17	
SFAS No. 123R stock-based employee compensation cost	-	-	238	-	-	238	
Net loss	-	-	-	-	(1,381)	(1,381)	(1,381)
Comprehensive loss for 2006							$(1,381)
Balances at December 31, 2006	$135	$24	$92,053	$(21,582)	$118,214	$188,844	
SFAS No. 123R stock-based employee compensation cost	-	-	189	-	-	189	
Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48 – See Note 10)	-	-	-	-	(341)	(341)	
Issuance of restricted stock to non-employee directors from treasury stock	-	-	(4)	304	-	300	
Net loss	-	-	-	-	(16,726)	(16,726)	(16,726)
Comprehensive loss for 2007							$(16,726)
Balances at December 31, 2007	$135	$24	$92,238	$(21,278)	$101,147	$172,266	

The accompanying notes are an integral part of these consolidated financial statements.

COVENANT TRANSPORTATION GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(In thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$(16,726)	$(1,381)	$5,186
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for losses on accounts receivable	1,163	590	1,598
Depreciation and amortization, including impairment charge	51,801	43,234	39,769
Amortization of deferred financing fees	281	-	-
Income tax benefit from exercise of stock options	-	-	50
Deferred income taxes (benefit)	4,414	3,660	(6,249)
Loss (gain) on disposition of property and equipment	1,741	(2,071)	(668)
Non-cash stock compensation	489	239	-
Cumulative effect of change in accounting principle, net of tax	-	-	485
Changes in operating assets and liabilities, net of effects from purchase of Star Transportation, Inc.:			
Receivables and advances	(7,631)	14,449	(4,841)
Prepaid expenses and other assets	4,386	6,295	(4,555)
Inventory and supplies	865	(283)	(1,081)
Insurance and claims accrual	(7,462)	(6,255)	(4,399)
Accounts payable and accrued expenses	400	2,187	278
Net cash flows provided by operating activities	33,721	60,664	25,573
Cash flows from investing activities:			
Acquisition of property and equipment	(64,261)	(162,750)	(109,918)
Proceeds from disposition of property and equipment	53,486	71,652	65,992
Proceeds from building sale leaseback	-	29,630	-
Payment of acquisition obligation	(333)	(83)	-
Purchase of Star Transportation, Inc., net of cash acquired	-	(39,061)	-
Net cash flows used in investing activities	(11,108)	(100,612)	(43,926)
Cash flows from financing activities:			
Exercise of stock options	-	246	445
Excess tax benefits from exercise of stock options	-	17	-
Repurchase of company stock	-	-	(11,657)
Proceeds from disposition of interest rate hedge	-	175	-
Change in checks outstanding in excess of bank balances	292	4,280	-
Proceeds from issuance of debt	62,839	167,188	122,000
Repayments of debt	(85,954)	(129,768)	(93,889)
Debt refinancing costs	(697)	(401)	6
Net cash flows provided by/(used in) financing activities	(23,520)	41,737	16,905
Net change in cash and cash equivalents	(907)	1,789	(1,448)
Cash and cash equivalents at beginning of year	5,407	3,618	5,066
Cash and cash equivalents at end of year	$4,500	$5,407	$3,618
Supplemental disclosure of cash flow information:			
Cash paid/(received) during the year for:			
Interest, net of capitalized interest	$11,969	$7,486	$4,255
Income taxes	$(11,287)	$1,485	$16,261

The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Covenant Transportation Group, Inc., a Nevada holding company, together with its wholly-owned subsidiaries offers truckload transportation services to customers throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Covenant Transportation Group, Inc. a holding company incorporated in the state of Nevada in 1994, and its wholly-owned subsidiaries: Covenant Transport, Inc., a Tennessee corporation; ("Covenant"); Southern Refrigerated Transport, Inc., an Arkansas corporation; ("SRT"); Star Transportation, Inc., a Tennessee corporation; ("Star"); Covenant Transport Solutions, Inc., a Nevada corporation; ("Solutions"); Covenant.com, Inc., a Nevada corporation; Covenant Asset Management, Inc., a Nevada corporation; CIP, Inc., a Nevada corporation; CVTI Receivables Corp., a Nevada corporation; ("CRC"); Harold Ives Trucking Co., an Arkansas corporation; ("Harold Ives"); and Volunteer Insurance Limited, a Cayman Islands company; ("Volunteer"). References in this report to "it," "we," "us," "our," the "Company," and similar expressions refer to Covenant Transportation Group, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue, drivers' wages and other direct operating expenses are recognized on the date shipments are delivered to the customer. Revenue includes transportation revenue, fuel surcharges, loading and unloading activities, equipment detention, and other accessorial services.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. At December 31, 2007, we had checks outstanding in excess of cash balances for our primary disbursement accounts totaling $4.6 million, which is recorded in current liabilities on our consolidated balance sheets.

Concentrations of Credit Risk

The Company performs ongoing credit evaluations of our customers and does not require collateral for its accounts receivable. The Company maintains reserves which management believes are adequate to provide for potential credit losses. The Company's customer base spans the continental United States with a diversity that results in a lack of a concentration of credit risk for the year ended December 31, 2007.

Inventories and supplies

Inventories and supplies consist of parts, tires, fuel, and supplies. Tires on new revenue equipment are capitalized as a component of the related equipment cost when the tractor or trailer is placed in service and recovered through depreciation over the life of the vehicle. Replacement tires and parts on hand at year end are recorded at the lower of cost or market with cost determined using the first-in, first-out (FIFO) method. Replacement tires are expensed when placed in service.

Assets Held for Sale

Assets held for sale include property and revenue equipment no longer utilized in continuing operations which is available and held for sale. Assets held for sale are no longer subject to depreciation, and are recorded at the lower of depreciated book value plus the related costs to sell or fair market value less selling costs. The Company periodically reviews the carrying value of these assets for possible impairment. The Company expects to sell these assets within twelve months.

Property and Equipment

Depreciation is determined using the straight-line method over the estimated useful lives of the assets. Depreciation of revenue equipment is the Company's largest item of depreciation. The Company generally depreciates new tractors (excluding day cabs) over five years to salvage values of 7% to 26% and new trailers over seven to ten years to salvage values of 22% to 39%. The Company annually reviews the reasonableness of its estimates regarding useful lives and salvage values of its revenue equipment and other long-lived assets based upon, among other things, its experience with similar assets, conditions in the used revenue equipment market, and prevailing industry practice. Changes in the useful life or salvage value estimates, or fluctuations in market values that are not reflected in the Company's estimates, could have a material effect on its results of operations. Gains and losses on the disposal of revenue equipment are included in depreciation expense in the consolidated statements of operations.

Long-Lived Assets and Asset Impairment

The Company accounts for impairments of long-lived assets subject to amortization and depreciation in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.* As such, revenue equipment and other long-lived assets are tested for impairment whenever events or circumstances indicate an impairment may exist. Expected future cash flows are used to analyze whether an impairment has occurred. If the sum of expected undiscounted cash flows is less than the carrying value of the long-lived asset, then an impairment loss is recognized. The Company measures the impairment loss by comparing the fair value of the asset to its carrying value. Fair value is determined based on a discounted cash flow analysis or the appraised value of the assets, as appropriate. During 2007, related to the Company's decision to sell its corporate aircraft, the Company recorded an impairment charge of $1.7 million, reflecting the unfavorable market value of the airplane as compared to the combination of the estimated payoff of the long-term operating lease and current net book value of related airplane leasehold improvements. The sale of the airplane was completed in December 2007.

Accounting for Business Combinations

In accordance with business combination accounting, the Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. The Company engages third-party appraisal firms to assist management in determining the fair values of certain assets acquired. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management makes estimates of fair value based upon historical experience, as well as information obtained from the management of the acquired companies and are inherently uncertain. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. In certain business combinations that are treated as a stock purchase for income tax purposes, the Company must record deferred taxes relating to the book versus tax basis of acquired assets and liabilities. Generally, such business combinations result in deferred tax liabilities as the book values are reflected at fair values whereas the tax basis is carried over from the acquired company. Such deferred taxes are initially estimated based on preliminary information and are subject to change as valuations and tax returns are finalized.

Intangibles and Other Assets

SFAS No. 142, *Goodwill and Other Intangible* Assets, requires companies to evaluate goodwill and other intangible assets with indefinite useful lives for impairment on an annual basis, with any resulting impairment losses being recorded as a component of income from operations in the consolidated statements of operations. During the second quarter of each year, the Company completes its annual evaluation of its goodwill for impairment and determined that its carrying value did not exceed its fair value and, accordingly, no impairment loss existed. There were no indicators of impairment subsequent to this annual review that required further assessment. Other identifiable intangible assets are amortized over their estimated lives. Non-compete agreements are amortized by the straight-line method over the life of the agreements, acquired tradenames are amortized by the straight-line method over the expected useful life of the tradename, acquired customer relationships are amortized by an accelerated method based on the estimated future cash inflows to be generated by such customers and deferred loan costs are amortized over the life of the loan.

Insurance and Claims

The primary claims arising against the Company consist of cargo liability, personal injury, property damage, workers' compensation, and employee medical expenses. The Company's insurance program involves self-insurance with high retention levels. Because of the Company's significant self-insured retention amounts, it has significant exposure to fluctuations in the number and severity of claims and to variations between its estimated and actual ultimate payouts. The Company accrues the estimated cost of the uninsured portion of pending claims. Its estimates require judgments concerning the nature and severity of the claim, historical trends, advice from third-party administrators and insurers, the size of any potential damage award based on factors such as the specific facts of individual cases, the jurisdictions involved, the prospect of punitive damages, future medical costs, and inflation estimates of future claims development, and the legal and other costs to settle or defend the claims. The Company has significant exposure to fluctuations in the number and severity of claims. If there is an increase in the frequency and severity of claims, or the Company is required to accrue or pay additional amounts if the claims prove to be more severe than originally assessed, or any of the claims would exceed the limits of its insurance coverage, its profitability would be adversely affected.

In addition to estimates within the Company's self-insured retention layers, it also must make judgments concerning its aggregate coverage limits. If any claim occurrence were to exceed the Company's aggregate coverage limits, it would have to accrue for the excess amount. The Company's critical estimates include evaluating whether a claim may exceed such limits and, if so, by how much. Currently, the Company is not aware of any such claims. If one or more claims were to exceed the Company's then effective coverage limits, its financial condition and results of operations could be materially and adversely affected.

Under the casualty program, the Company is self-insured for personal injury and property damage claims for varying amounts depending on the date the claim was incurred. The insurance retention also provides for an additional self-insured aggregate amount, with a limit per occurrence until an aggregate threshold is reached. For the years ended December 31, 2006 and 2005, the Company was self-insured for personal injury and property damage claims for amounts up to $2.0 million per occurrence, subject to an additional $2.0 million self-insured aggregate amount, which resulted in total self-insured retention of up to $4.0 million until the $2.0 million aggregate threshold was reached. Subsequent to the Company's February 2007 renewal, the Company is self-insured for personal injury and property damage claims for amounts up to $4.0 million. For cargo loss and damage claims, the Company is self-insured for amounts up to the first $1.0 million per occurrence. The Company maintains a workers' compensation plan and group medical plan for its employees with a deductible amount of $1.0 million for each workers' compensation claim and a per claim limit amount of $275,000 for each group medical claim. The Company accrues the estimated cost of the retained portion of incurred claims. These accruals are based on an evaluation of the nature and severity of the claim and estimates of future claims development based on historical trends. Insurance and claims expense will vary based on the frequency and severity of claims, the premium expense, and self-insured retention levels.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, and long term debt. The carrying amount of cash, accounts receivable, and accounts payable approximates their fair value because of the short term maturity of these instruments. Interest rates that are currently available to the Company for issuance of long term debt with similar terms and remaining maturities are used to estimate the fair value of the Company's long term debt. The carrying amount of the Company's short and long term debt at December 31, 2007 and 2006 was approximately $136.8 million and $159.9 million, respectively, including the accounts receivable securitization borrowings and approximates the estimated fair value, due to the variable interest rates on these instruments.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred income taxes represent a substantial liability on our consolidated balance sheets and are determined in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities (tax benefits and liabilities expected to be realized in the future) are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry over.

The carrying value of the Company's deferred tax assets assumes that it will be able to generate, based on certain estimates and assumptions, sufficient future taxable income in certain tax jurisdictions to utilize these deferred tax benefits. If these estimates and related assumptions change in the future, it may be required to establish a valuation allowance against the carrying value of the deferred tax assets, which would result in additional income tax expense. On a periodic basis the Company assesses the need for adjustment of the valuation allowance. Based on forecasted income and prior years' taxable income, no valuation reserve has been established at December 31, 2007, because the Company believes that it is more likely than not that the future benefit of the deferred tax assets will be realized.

Lease Accounting and Off-Balance Sheet Transactions

The Company issues residual value guarantees in connection with the operating leases it enters into for its revenue equipment. These leases provide that if the Company does not purchase the leased equipment from the lessor at the end of the lease term, then it is liable to the lessor for an amount equal to the shortage (if any) between the proceeds from the sale of the equipment and an agreed value. To the extent the expected value at the lease termination date is lower than the residual value guarantee, the Company would accrue for the difference over the remaining lease term. The Company believes that proceeds from the sale of equipment under operating leases would exceed the payment obligation on substantially all operating leases. The estimated values at lease termination involve management judgments. As leases are entered into, determination as to the classification as an operating or capital lease involves management judgments on residual values and useful lives.

Capital Structure

The shares of Class A and B common stock are substantially identical except that the Class B shares are entitled to two votes per share while beneficially owned by David Parker or certain members of his immediate family and Class A shares are entitled to one vote per share. The terms of any future issuances of preferred shares will be set by the Company's Board of Directors.

Comprehensive Earnings (Loss)

Comprehensive earnings (loss) generally include all changes in equity during a period except those resulting from investments by owners and distributions to owners. Comprehensive earnings (loss) for 2007 and 2006 equaled net income (loss).

Basic and Diluted Earnings (Loss) Per Share

The Company applies the provisions of SFAS No. 128, *Earnings per Share*, which requires it to present basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The calculation of diluted loss per share for the years ended December 31, 2007 and 2006 excludes all unexercised shares, since the effect of any assumed exercise of the related options would be anti-dilutive. The calculation of diluted earnings per share for the year ended December 31, 2005 excludes approximately 1.4 million shares since the option price was greater than the average market price of the common shares.

The following table sets forth the calculation of net earnings (loss) per share included in the consolidated statements of operations for each of the three years ended December 31:

(in thousands except per share data)	2007	2006	2005
Numerator:			
Net earnings (loss)	($16,726)	($1,381)	$5,186
Denominator:			
Denominator for basic earnings per share – weighted-average shares	14,018	13,996	14,175
Effect of dilutive securities:			
Employee stock options	-	-	95
Denominator for diluted earnings per share – adjusted weighted-average shares and assumed conversions	14,018	13,996	14,270
Net income (loss) per share:			
Basic and diluted earnings (loss) per share	($1.19)	($0.10)	$0.37

Derivative Instruments and Hedging Activities

The Company engages in activities that expose it to market risks, including the effects of changes in interest rates and fuel prices. Financial exposures are evaluated as an integral part of the Company's risk management program, which seeks, from time to time, to reduce potentially adverse effects that the volatility of the interest rate and fuel markets may have on operating results. The Company does not regularly engage in speculative transactions, nor does it regularly hold or issue financial instruments for trading purposes.

The Company accounts for derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended ("SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.

From time to time, the Company enters into fuel purchase commitments for a notional amount of diesel fuel at prices which are determined when fuel purchases occur.

Segment Information

The Company has one reportable segment under the provisions of Statement of Financial Accounting Standards ("SFAS") No.131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). Each of the Company's transportation service offerings and subsidiaries that meet the quantitative threshold requirements of SFAS No. 131 provides truckload transportation services that have been aggregated as they have similar economic characteristics and meet the other aggregation criteria of SFAS No. 131. Accordingly, the Company has not presented separate financial information for each of its service offerings and subsidiaries as the consolidated financial statements present the Company's one reportable segment. The Company generates other revenue through a subsidiary that provides freight brokerage services. The operations of this subsidiary are not material and are therefore not disclosed separately.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2007 presentation.

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141R"). This statement establishes requirements for (i) recognizing and measuring in an acquiring company's financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizing and measuring the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determining what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS No. 141R will have a material impact in the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51* ("SFAS No. 160"). This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The provisions of SFAS No. 160 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not believe the adoption of SFAS No. 160 will have a material impact in the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 159 will have a material impact in the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company does not believe the adoption of SFAS No. 157 will have a material impact in the consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company was required to adopt the provisions of FIN 48, effective January 1, 2007. As a result of this adoption, the Company recognized additional tax liabilities of $0.3 million with a corresponding reduction to beginning retained earnings as of January 1, 2007. As of January 1, 2007, the Company had a $2.8 million liability recorded for unrecognized tax benefits, which includes interest and penalties of $0.5 million. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

Effective December 31, 2005, the Company adopted FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* ("FIN 47"), which clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditioned on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 impacted the Company's accounting for the conditional obligation to remove Company decals and other identifying markings from certain tractors and trailers under operating leases at the end of the lease terms. Upon adoption of this standard, the Company recorded an increase to other assets of $0.8 million and accrued expenses of $1.6 million, in addition to recognizing a non-cash pre-tax cumulative effect charge of $0.8 million ($0.5 million on an after tax-basis, or $0.03 per diluted share). For the years ended December 31, 2007 and 2006, the impact of the adoption of FIN 47 was approximately $24,000 and $0.2 million, respectively, of additional expense in the Company's revenue equipment rentals and purchased transportation expenses.

Had the adoption of FIN 47 occurred at the beginning of the earliest period presented, the Company's results of operations and earnings per share for the year ended December 31, 2005 would have been affected as follows:

(in thousands except per share data)	
Income before cumulative effect of change in accounting principle, as reported:	$5,671
Deduct: Accretion of conditional asset retirement liability and amortization of related asset, net of related tax effects	(251)
Pro forma net income	$5,420
Basic earnings per share:	
As reported, before cumulative effect of change in accounting principle	$0.40
Pro forma earnings per share	$0.38
Diluted earnings per share:	
As reported, before cumulative effect of change in accounting principle	$0.40
Pro forma diluted earnings per share	$0.38

The value of the conditional asset retirement obligation liability calculated on a pro forma basis as if the standard had been retrospectively applied to the prior period presented is as follows:

December 31, 2005
$1.6 million

2. LIQUIDITY

As discussed in Note 7, the Company's Credit Facility and Securitization Facility contains certain restrictions and covenants relating to, among other things, dividends, tangible net worth, leverage, acquisitions and dispositions, and total indebtedness. On August 28, 2007, the Company signed Amendment No. 1 to the Credit Facility ("Amendment No. 1"), to modify the financial covenants to levels better aligned with the Company's expected ability to maintain compliance and to grant and expand the security interest to include, with limited exceptions, then owned revenue equipment, as well as revenue equipment acquired subsequently utilizing proceeds from the Credit Facility. At December 31, 2007, the Company was in compliance with the covenants of the Credit Facility and Securitization Facility. However, if the Company experiences future defaults under our Credit Facility, its bank group could cease making further advances, declare its debt to be immediately due and payable, impose significant restrictions and requirements on its operations, and institute foreclosure procedures against their security. If the Company was required to obtain waivers of defaults, the Company may incur significant fees and transaction costs. If waivers of defaults are not obtained and acceleration occurs, it may have difficulty in borrowing sufficient additional funds to refinance the accelerated debt or the Company may have to issue equity securities, which would dilute stock ownership. Even if new financing is made available to the Company, it may not be available on acceptable terms. As a result, the Company's liquidity, financial condition, and results of operations would be adversely affected.

3. SHARE-BASED COMPENSATION

Prior to May 23, 2006, the Company had four stock-based compensation plans. On May 23, 2006, upon the recommendation of the Company's Board of Directors (the "Board"), its stockholders approved the Covenant Transportation Group, Inc. 2006 Omnibus Incentive Plan ("2006 Plan"). The 2006 Plan replaced the Covenant Transportation Group, Inc. 2003 Incentive Stock Plan, Amended and Restated Incentive Stock Plan, Outside Director Stock Option Plan, and 1998 Non-Officer Incentive Stock Plan. The 2006 Plan permits annual awards of shares of the Company's Class A common stock to executives, other key employees, and non-employee directors under various types of options, restricted stock awards, or other equity instruments. The number of shares available for issuance under the 2006 Plan is 1,000,000 shares unless adjustment is determined necessary by the Committee as the result of a dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of Class A common stock, or other corporate transaction in order to prevent dilution or enlargement of benefits or potential benefits intended to be made available. At December 31, 2007, 310,604 of these 1,000,000 shares were available for award under the 2006 Plan. No participant in the 2006 Plan may receive awards of any type of equity instruments in any calendar-year that relates to more than 250,000 shares of the Company's Class A common stock. No awards may be made under the 2006 Plan after May 23, 2016. The Company has a policy of issuing treasury stock to satisfy all share-based incentive plans.

Effective January 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment* ("SFAS No. 123R") using the modified prospective method. Under this method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123R for either recognition or pro forma disclosures. Included in salaries, wages, and related expenses within the consolidated statements of operations is stock-based compensation expense for each of the years ended December 31, 2007 and 2006 of approximately $0.2 million. As a result of the acceleration of vesting of all outstanding unvested stock options on August 31, 2005, there was no cumulative effect of initially adopting SFAS No. 123R.

In periods prior to January 1, 2006, the Company accounted for its stock-based compensation plans under APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related Interpretations, under which no compensation expense has been recognized because all employee and outside director stock options have been granted with the exercise price equal to the fair value of the Company's Class A common stock on the date of grant. The fair value of options granted was estimated as of the date of grant using the Black-Scholes option pricing model. The fair value of the employee and outside director stock options which would have been expensed in the year ended December 31, 2005 would have been $2.2 million.

The Company's pro forma net income and earnings per share would have been as indicated below had the estimated fair value of all option grants on their grant date been charged to salaries, wages and related expense in accordance with SFAS No. 123R for the year ended December 31, 2005.

(in thousands, except per share data)	
Net income, as reported:	$5,186
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,235)
Pro forma net income	$2,951
Basic and diluted earnings per share:	
As reported	$0.37
Pro forma	$0.21

On August 31, 2005, the Compensation Committee of the Company's Board of Directors approved the acceleration of the vesting of all outstanding unvested stock options. As a result, the vesting of approximately 170,000 previously unvested stock options granted under the Company's Amended and Restated Incentive Stock Plan and its 2003 Incentive Stock Plan was accelerated and all such options became fully exercisable as of August 31, 2005. The primary purpose of the accelerated vesting was to avoid recognizing compensation expense associated with these options upon adoption of SFAS No. 123R. This acceleration of vesting did not result in any compensation expense for the Company during 2005; however, without the acceleration of vesting the Company would have been required to recognize compensation expense beginning in 2006 in accordance with SFAS No. 123R. Under the fair value method of SFAS No. 123R, the Company would have recorded $2.2 million, net of tax, for the year ended December 31, 2005, which represents the pro forma compensation expense as well as the effect of the acceleration of the stock options that would be recorded as compensation expense.

The following table summarizes the Company's stock option activity for the fiscal years ended December 31, 2005, 2006 and 2007:

	Number of options (in thousands)	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2004	1,261	$14.42	71 months	$8,072
Options granted	237	$14.11		
Options exercised	(28)	$15.86		
Options canceled	(16)	$14.99		
Outstanding at December 31, 2005	1,454	$14.33	68 months	$1,608
Options granted	106	$13.15		
Options exercised	(19)	$12.64		
Options canceled	(254)	$15.74		
Outstanding at December 31, 2006	1,287	$13.98	68 months	$685
Options granted	112	$6.76		
Options exercised	-	-		
Options canceled	(194)	$13.93		
Outstanding at December 31, 2007	1,205	$13.33	64 months	$-
Exercisable at December 31, 2007	1,031	$14.02	56 months	$-

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model, which uses a number of assumptions to determine the fair value of the options on the date of grant. The following weighted-average assumptions were used to determine the fair value of the stock options granted for each of the years ended December 31:

	2007	2006	2005
Expected volatility	57.3%	37.4%	42.2%
Risk-free interest rate	4.4%	4.6% - 5.0%	2.3% - 4.3%
Expected lives (in years)	5.0	5.0	5.0

The expected lives of the options are based on the historical and expected future employee exercise behavior. Expected volatility is based upon the historical volatility of the Company's common stock. The risk-free interest rate is based upon the U.S. Treasury yield curve at the date of grant with maturity dates approximately equal to the expected life at the grant date.

The Company issues performance-based restricted stock awards whose vesting is contingent upon meeting certain earnings-per-share targets selected by the Compensation Committee. Determining the appropriate amount to expense is based on likelihood of achievement of the stated targets and requires judgment, including forecasting future financial results. This estimate is revised periodically based on the probability of achieving the required performance targets and adjustments are made as appropriate. The cumulative impact of any revision is reflected in the period of change.

The following tables summarize the Company's restricted stock award activity for the fiscal years ended December 31, 2006 and 2007:

	Number of stock awards	Weighted average grant date fair value
Unvested at January 1, 2006	-	-
Granted	484,984	$12.65
Vested	-	-
Forfeited	(28,000)	$12.65
Unvested at January 1, 2007	456,984	$12.65
Granted	113,533	$10.72
Vested	-	-
Forfeited	(69,933)	$12.68
Unvested at December 31, 2007	500,584	$12.21

As of December 31, 2007, the Company had no unrecognized compensation expense related to stock options and restricted stock awards which is expected to be recognized in the future.

4. INVESTMENT IN TRANSPLACE

Effective July 1, 2000, the Company combined its logistics business with the logistics businesses of five other transportation companies into a company called Transplace, Inc. ("Transplace"). Transplace operates a global transportation logistics service. In the transaction, the Company contributed its logistics customer list, logistics business software and software licenses, certain intellectual property, intangible assets totaling approximately $5.1 million, and $5.0 million in cash for the initial funding of the venture, in exchange for 12.4% ownership. The Company accounts for its investment using the cost method of accounting, with the investment included in other assets. The Company continues to evaluate its cost method investment in Transplace for impairment due to declines considered to be other than temporary. This impairment evaluation includes general economic and company-specific evaluations. If the Company determines that a decline in the cost value of this investment is other than temporary, then a charge to earnings will be recorded to other (income) expenses in the consolidated statements of operations for all or a portion of the unrealized loss, and a new cost basis in the investment will be established. As of December 31, 2007, no such charge had been recorded. However, the Company has continued to assess this investment for impairment as its evaluation of the value of this investment had been steadily declining prior to the first quarter of 2007, at which time Transplace's cash flow improvements have steadied this decline. It will continue to evaluate this investment for impairment on a quarterly basis. Also, during the first quarter of 2005, the Company loaned Transplace approximately $2.7 million. The 6% interest-bearing note receivable matures January 2009, an extension of the original January 2007 maturity date. Based on the borrowing availability of Transplace, we do not believe there is any impairment of this note receivable.

5. PROPERTY AND EQUIPMENT

A summary of property and equipment, at cost, as of December 31, 2007 and 2006 is as follows:

(in thousands)	Estimated Useful Lives	2007	2006
Revenue equipment	3-10 years	$266,189	$264,063
Communications equipment	5 years	15,325	17,565
Land and improvements	10-24 years	16,663	17,483
Buildings and leasehold improvements	10-40 years	36,503	31,069
Construction in-progress		768	3,333
Other	1-5 years	14,710	16,150
		$350,158	$349,663

Depreciation expense amounts were $48.6 million, $42.7 million, and $39.7 million in 2007, 2006, and 2005, respectively.

6. OTHER ASSETS

A summary of other assets as of December 31, 2007 and 2006 is as follows:

(in thousands)	2007	2006
Covenants not to compete	$2,690	$2,690
Trade name	1,250	1,250
Customer relationships	3,490	3,490
Less: accumulated amortization of intangibles	(3,671)	(2,167)
Net intangible assets	3,759	5,263
Investment in Transplace	10,666	10,666
Note receivable from Transplace	2,748	2,642
Other, net	2,131	1,972
	$19,304	$20,543

7. SECURITIZATION FACILITY AND LONG-TERM DEBT

Current and long-term debt consisted of the following at December 31, 2007 and 2006:

	2007		2006	
	Current	Long-Term	Current	Long-Term
Securitization Facility	$47,964	$-	$54,981	$-
Borrowings under Credit Facility	-	75,000	-	104,900
Revenue equipment installment notes with finance company, weighted average interest rate of 5.65% at December 31, 2007, due in monthly installments with final maturities at various dates ranging from September 2010 to April 2011, secured by related revenue equipment	2,335	11,467	-	-
Total debt	$50,299	$86,467	$54,981	$104,900

In December 2006, the Company entered into a second amended and restated revolving credit agreement, (the "Credit Facility") with a group of banks. The Credit Facility matures in December 2011. The Company signed Amendment No. 1 to the Credit Facility on August 28, 2007, which, among other revisions, modified the financial covenants to levels better aligned with the Company's expected ability to maintain compliance and granted and expanded the security interest to include, with limited exceptions, then owned revenue equipment, as well as revenue equipment acquired subsequently utilizing proceeds from the Credit Facility. Borrowings under the Credit Facility are based on the banks' base rate, which floats daily, or LIBOR, which accrues interest based on one, two, three, or six month LIBOR rates plus an applicable margin that is adjusted quarterly between 0.875% and 2.250% based on a leverage ratio, which is generally defined as the ratio of borrowings, letters of credit, and the present value of operating lease obligations to our earnings before interest, income taxes, depreciation, amortization, and rental payments under operating leases (the applicable margin was 2.25% at December 31, 2007). At December 31, 2007, the Company had borrowings outstanding under the Credit Facility totaling $75.0 million with a weighted average interest rate of 7.21%. The Credit Facility is guaranteed by the Company and all of its subsidiaries, except CRC and Volunteer.

The Credit Facility has a maximum borrowing limit of $200.0 million with an accordion feature which permits an increase up to a maximum borrowing limit of $275.0 million. Borrowings related to revenue equipment are limited to the lesser of 90% of net book value of revenue equipment or the maximum borrowing limit. Letters of credit are limited to an aggregate commitment of $100.0 million. As amended, the Credit Facility is secured by a pledge of the stock of most of the Company's subsidiaries and certain owned revenue equipment, as well as revenue equipment acquired subsequently utilizing proceeds from the Credit Facility. A commitment fee, which is adjusted quarterly between 0.175% and 0.500% per annum based on a leverage ratio, which is generally defined as the ratio of borrowings, letters of credit, and the present value of operating lease obligations to our earnings before interest, income taxes, depreciation, amortization, and rental payments under operating leases, is due on the daily unused portion of the Credit Facility. At December 31, 2007 and 2006, the Company had undrawn letters of credit outstanding of approximately $62.5 million and $60.1 million, respectively. As of December 31, 2007, the Company had approximately $34.1 million of available borrowing capacity.

In December 2000, the Company entered into an accounts receivable securitization facility (the "Securitization Facility"). On a revolving basis, the Company sells its interests in its accounts receivable to CRC, a wholly-owned, bankruptcy-remote, special-purpose subsidiary. CRC sells a percentage ownership in such receivables to unrelated financial entities. The Company can receive up to $60.0 million of proceeds, subject to eligible receivables, and pay a service fee recorded as interest expense, based on commercial paper interest rates plus an applicable margin of 0.44% per annum and a commitment fee of 0.10% per annum on the daily unused portion of the Securitization Facility. The net proceeds under the Securitization Facility is shown as a current liability because the term, subject to annual renewals, is 364 days. As of December 31, 2007 and 2006, the Company had $48.0 million and $55.0 million in outstanding current liabilities related to the Securitization Facility, respectively, with weighted average interest rates of 5.24% for 2007 and 5.31% for 2006. CRC's Securitization Facility does not meet the requirements for off-balance sheet accounting; therefore, it is reflected in the consolidated financial statements.

The Credit Facility and Securitization Facility contain certain restrictions and covenants relating to, among other things, dividends, tangible net worth, cash flow coverage, acquisitions and dispositions, and total indebtedness. Although certain defaults under the Securitization Facility create a default under the Credit Facility, a default under the Credit Facility does not create a default under the Securitization Facility. The Company was in compliance with the covenants as of December 31, 2007.

8. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The activity in allowance for doubtful accounts (in thousands) is as follows:

Years ended December 31:	Beginning balance January 1,	Additional provisions to allowance	Write-offs and other deductions	Ending balance December 31,
2007	$1,491	$1,163	$1,117	$1,537
2006	$2,200	$590	$1,299	$1,491
2005	$1,700	$1,598	$1,098	$2,200

9. LEASES

The Company has operating lease commitments for office and terminal properties, revenue equipment, and computer and office equipment, exclusive of owner/operator rentals and month-to-month equipment rentals, summarized for the following fiscal years (in thousands):

2008	$35,038
2009	27,317
2010	20,764
2011	8,724
2012	7,632
Thereafter	40,672

A portion of the Company's operating leases of tractors and trailers contain residual value guarantees under which the Company guarantees a certain minimum cash value payment to the leasing company at the expiration of the lease. The Company estimates that the residual guarantees are approximately $36.3 million and $45.3 million at December 31, 2007 and December 31, 2006, respectively. The Company expects its residual guarantees to approximate the expected market value at the end of the lease term.

Rental expense is summarized as follows for each of the three years ended December 31:

(in thousands)	2007	2006	2005
Revenue equipment rentals	$33,546	$42,129	$41,379
Building and lot rentals	4,067	3,508	1,252
Other equipment rentals	2,759	3,311	3,060
	$40,372	$48,948	$45,691

In April 2006, the Company entered into a sale leaseback transaction involving our corporate headquarters, a maintenance facility, a body shop, and approximately forty-six acres of surrounding property in Chattanooga, Tennessee. The Company received proceeds of approximately $29.6 million from the sale of the property, which was used to pay down borrowings under its Credit Agreement and to purchase revenue equipment. In the transaction, the Company entered into a twenty-year lease agreement, whereby it will lease back the property at an annual rental rate of approximately $2.5 million, subject to annual rent increases of 1.0%, resulting in annual straight-line rental expense of approximately $2.7 million. The transaction resulted in a gain of approximately $2.1 million, which is being amortized ratably over the life of the lease.

10. INCOME TAXES

Income tax expense (benefit) from continuing operations for the years ended December 31, 2007, 2006 and 2005 is comprised of:

(in thousands)	2007	2006	2005
Federal, current	$(6,202)	$784	$13,344
Federal, deferred	(498)	3,415	(6,056)
State, current	(78)	138	1,205
State, deferred	1,198	245	(490)
	$(5,580)	$4,582	$8,003

Income tax expense from continuing operations varies from the amount computed by applying the federal corporate income tax rate of 35% to income before income taxes for the years ended December 31, 2007, 2006 and 2005 as follows:

(in thousands)	2007	2006	2005
Computed "expected" income tax expense	$(7,809)	$1,120	$4,786
State income taxes, net of federal income tax effect	(781)	96	465
Per diem allowances	2,371	2,233	2,591
Tax contingency accruals	(105)	470	542
Nondeductible foreign operating loss	290	294	-
Other, net	454	369	(381)
Actual income tax expense	$(5,580)	$4,582	$8,003

The temporary differences and the approximate tax effects that give rise to the Company's net deferred tax liability at December 31, 2007 and 2006 are as follows:

(in thousands)	2007	2006
Net deferred tax assets:		
Allowance for doubtful accounts	$378	$345
Insurance and claims	10,469	13,237
Net operating loss carryovers	2,601	3,375
Investments	163	161
Other accrued liabilities	910	-
Other, net	1,245	866
Total net deferred tax assets	15,766	17,984
Net deferred tax liabilities:		
Property and equipment	(51,773)	(50,352)
Intangible and other assets	(1,952)	(2,183)
Prepaid expenses	(1,459)	-
Other, net	-	(113)
Total net deferred tax liabilities	(55,184)	(52,648)
Net deferred tax liability	$(39,418)	$(34,664)

Based upon the expected reversal of deferred tax liabilities and the level of historical and projected taxable income over periods in which the deferred tax assets are deductible, the Company's management believes it is more likely than not that the Company will realize the benefits of the deductible differences at December 31, 2007. However, there can be no assurance that the Company will meet our forecasts of future income.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company was required to adopt the provisions of FIN 48, effective January 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of this adoption, the Company recognized additional tax liabilities of $0.3 million with a corresponding reduction to beginning retained earnings as of January 1, 2007. As of January 1, 2007, the Company had a $2.8 million liability recorded for unrecognized tax benefits, which includes interest and penalties of $0.5 million. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits from January 1, 2007 to December 31, 2007 (in thousands):

Balance as of January 1, 2007	$2,295
Increases related to prior year tax positions	53
Decreases related to prior year positions	(439)
Increases related to current year tax positions	159
Decreases related to settlements with taxing authorities	(69)
Decreases related to lapsing of statute of limitations	(76)
Balance as of December 31, 2007	$1,923

If recognized, $1.7 million of unrecognized tax benefits would impact the Company's effective tax rate as of December 31, 2007. Any prospective adjustments to the Company's reserves for income taxes will be recorded as an increase or decrease to its provision for income taxes and would impact our effective tax rate. In addition, the Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. The gross amount of interest and penalties accrued was $0.8 million as of December 31, 2007, of which $0.3 million was recognized in 2007.

The Company's 2003 through 2007 tax years remain subject to examination by the IRS for U.S. federal tax purposes, the Company's only major taxing jurisdiction. In the normal course of business, the Company is also subject to audits by state and local tax authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its reserves reflect the probable outcome of known tax contingencies. The Company adjusts these reserves, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular issue would usually require the use of cash. Favorable resolution would be recognized as a reduction to the Company's annual tax rate in the year of resolution. The Company does not expect any significant increases or decreases for uncertain income tax positions during the next twelve months.

11. STOCK REPURCHASE PLAN

In May 2007, the Board of Directors approved an extension of the Company's previously approved stock repurchase plan for up to 1.3 million Company shares to be purchased in the open market or through negotiated transactions subject to criteria established by the Board. No shares were purchased under this plan during 2007 or 2006. During 2005, the Company purchased a total of 720,800 shares with an average price of $16.17. The stock repurchase plan expires June 30, 2008.

12. DEFERRED PROFIT SHARING EMPLOYEE BENEFIT PLAN

The Company has a deferred profit sharing and savings plan under which all of its employees with at least six months of service are eligible to participate. Employees may contribute a percentage of their annual compensation up to the maximum amount allowed by the Internal Revenue Code. The Company may make discretionary contributions as determined by a committee of its Board of Directors. The Company contributed approximately $1.2 million in 2007 and 2006 and approximately $1.1 million in 2005, to the profit sharing and savings plan.

13. RELATED PARTY TRANSACTIONS

Transactions involving related parties are as follows:

The Company utilizes outside legal services from one of the former members of its Board of Directors, whose resignation was effective November 13, 2007. During 2007, 2006, and 2005, the Company paid approximately $402,000, $597,000 and $332,000, respectfully, for legal and consulting services to a firm that employs the former member of its Board of Directors.

The Company provides transportation services to Transplace. During 2007, 2006, and 2005, gross revenue from services provided to Transplace was approximately $16.0 million, $12.9 million, and $14.1 million, respectively. The accounts receivable balance as of December 31, 2007 was approximately $3.4 million. During the first quarter of 2005, the Company loaned Transplace approximately $2.7 million. Transplace paid down $0.1 million of principal and all accumulated accrued interest through September 14, 2006 during September 2006. The remaining $2.6 million, 6% interest-bearing note matures January 2009, an extension of the original January 2007 maturity date.

A company wholly owned by a relative of a significant stockholder and executive officer operates a "company store" on a rent-free basis in the Company's headquarters building, and uses Covenant service marks on its products at no cost. The Company pays fair market value for all supplies that are purchased which totaled approximately $117,000, $163,000 and $373,000 in 2007, 2006, and 2005 respectively.

14. DERIVATIVE INSTRUMENTS

The Company accounts for derivative instruments in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* (as amended, "SFAS No. 133"). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.

With the Company's acquisition of Star (see Note 14) on September 14, 2006, it assumed an interest rate swap agreement which became effective September 2005. Under this swap contract, the Company paid interest expense at a fixed rate of 5.36% and receive interest income at a variable rate of LIBOR plus 1.25%. This swap was terminated in December 2006.

In 2001, the Company entered into two $10.0 million notional amount cancelable interest rate swap agreements to manage the risk of variability in cash flows associated with floating-rate debt. Due to the counter-parties' imbedded options to cancel, these derivatives did not qualify, and were not designated as hedging instruments under SFAS No. 133. Consequently, these derivatives were marked to fair value through earnings, in other expense in the accompanying consolidated statements of operations. At December 31, 2006, the swap agreements had expired and there was no liability. At December 31, 2005 the fair value of these interest-rate swap agreements was a minor amount of liability, which was included in accrued expenses in the consolidated balance sheets. The derivative activity, as reported in the consolidated financial statements for the years ended December 31, 2006 and 2005 is summarized in the following table:

(in thousands)	2006	2005
Net liability for derivatives at January 1,	$(13)	$(439)
Gain in value of derivative instruments that did not qualify as hedging instruments	13	426
Net liability for derivatives at December 31,	$-	$(13)

From time to time, the Company enters into fuel purchase commitments for a notional amount of diesel fuel at prices which are determined when fuel purchases occur.

15. ACQUISITION

On September 14, 2006, the Company acquired 100% of the outstanding stock of Star, a short-to-medium haul dry van regional truckload carrier based in Nashville, Tennessee. The acquisition included 614 tractors and 1,719 trailers. The total purchase price of approximately $40.1 million has been allocated to tangible and intangible assets acquired and liabilities assumed based on their fair market values as of the acquisition date in accordance with SFAS No. 141, "Business Combinations". Star's operating results have been accounted for in the Company's consolidated results of operations since the acquisition date.

The following table summarizes the Company's fair value of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	
Current assets	$10,970
Property and equipment	62,339
Deferred tax assets	275
Other assets – Interest rate swap	252
Identifiable intangible assets:	
Tradename (4-year estimated useful life)	920
Noncompetition agreement (7-year useful life)	1,000
Customer relationships (20-year estimated useful life)	3,490
Goodwill	24,655
Total assets	$103,901
Current liabilities	$13,181
Long-term debt, net of current maturities	36,298
Deferred tax liabilities	14,361
Total liabilities	$63,840
Total purchase price	$40,061

The total purchase price of $40.1 million included purchase price consideration paid to the selling shareholders of Star, or their respective escrow agents, totaling $38.8 million and $0.3 million of acquisition-related costs, as well as an additional 3-year acquisition obligation note payable totaling $1.0 million to one of the selling shareholders of Star related to her 7-year noncompetition agreement.

The following pro forma financial information reflects the Company's consolidated summarized results of operations as if the acquisition of Star had taken place on January 1, 2006. The pro forma financial information is not necessarily indicative of the results as it would have been if the acquisition had been effected on the assumed date and is not necessarily indicative of future results:

(in thousands, except per share data)	Year ended December 31, 2006
Pro forma revenues	$744,813
Pro forma net income	$389
Pro forma basic and diluted earnings per share	$0.03

16. COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Company is a party to ordinary, routine litigation arising in the ordinary course of business, most of which involves claims for personal injury and property damage incurred in connection with the transportation of freight. The Company maintains insurance to cover liabilities arising from the transportation of freight for amounts in excess of certain self-insured retentions. In management's opinion, the Company's potential exposure under pending legal proceedings is adequately provided for in the accompanying consolidated financial statements.

Financial risks, which potentially subject the Company to concentrations of credit risk, consist of deposits in banks in excess of the Federal Deposit Insurance Corporation limits. The Company's sales are generally made on account without collateral. Repayment terms vary based on certain conditions. The Company maintains reserves, which it believes are adequate to provide for potential credit losses. The majority of its customer base spans the United States. The Company monitors these risks and believes the risk of incurring material losses is remote.

The Company uses purchase commitments through suppliers to reduce a portion of its cash flow exposure to fuel price fluctuations.

17. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(in thousands except per share amounts)

Quarters ended	Mar. 31, 2007	June 30, 2007	Sep. 30, 2007	Dec. 31, 2007
Freight revenue	$143,542	$151,033	$148,531	$159,524
Operating income (loss)	(2,744)	(11,072)	(2,168)	5,302
Net income (loss)	(2,070)	(11,257)	(3,575)	176
Basic and diluted earnings (loss) per share	(0.15)	(0.80)	(0.25)	0.01

(in thousands except per share amounts)

Quarters ended	Mar. 31, 2006	June 30, 2006	Sep. 30, 2006	Dec. 31, 2006
Freight revenue	$129,434	$139,334	$144,148	$159,313
Operating income	350	2,953	3,520	2,806
Net income (loss)	(884)	(398)	795	(894)
Basic and diluted earnings (loss) per share	(0.06)	(0.03)	0.06	(0.06)

Comparison of Five—Year Cumulative Total Returns
Performance Graph for
Covenant Transportation Group, Inc.

The following graph compares the cumulative total of stockholder return of our common stock with the cumulative total stockholder return of Nasdaq Companies (U.S. Companies) and Nasdaq Trucking & Transportation Stocks for the period commencing December 31, 2002, and ending December 31, 2007. The graph assumes $100 was invested on December 31, 2002, and that all dividends were reinvested. *The stock performance graph shall not be deemed to be incorporated by reference into any filing made by us under the Securities Act of 1933 or the Exchange Act, notwithstanding any general statement contained in any such filings incorporating the graph by reference, except to the extent we incorporate such graph by specific reference*



$300
$200
$100
$0
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007
239.0
198.0
35.4

Legend

Symbol	CRSP Total Returns Index for:	12/2002	12/2003	12/2004	12/2005	12/2006	12/2007
——— ■	Covenant Transportation Group, Inc.	100.0	100.3	109.8	73.7	60.1	35.4
— — ★	Nasdaq Stock Market (US Companies)	100.0	149.5	162.7	166.2	182.6	198.0
- - - ▲	Nasdaq Trucking & Transportation Stocks SIC 3700—3799, 4200—4299, 4400—4599, 4700—4799 US & Foreign	100.0	143.2	183.6	191.8	223.0	239.0

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year—end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 12/31/2002.

COVENANT TRANSPORTATION GROUP, INC.

CORPORATE INFORMATION

DIRECTORS

David R. Parker
Chairman of the Board,
President & Chief Executive Officer

William T. Alt
Attorney

Robert E. Bosworth
President & Chief Operating Officer,
Chattem, Inc.

Bradley A. Moline
President & Chief Executive Officer,
Allo Communications, LLC
President, Imperial Super Foods

Niel B. Nielson
President, Covenant College

Hugh O. Maclellan, Jr.
President, Maclellan Foundation, Inc.

OFFICERS

David R. Parker
Chairman of the Board,
President & Chief Executive Officer –
Covenant Transportation Group, Inc.
(principal executive officer)

Joey B. Hogan
Senior Executive Vice President &
Chief Operating Officer –
Covenant Transportation Group, Inc.
(principal financial officer)
President & Chief Operating Officer –
Covenant Transport, Inc.

R.H. Lovin, Jr.
Executive Vice President – Administration &
Corporate Secretary –
Covenant Transportation Group, Inc.

M. David Hughes
Senior Vice President &
Corporate Treasurer –
Covenant Transportation Group, Inc.

Richard B. Cribbs
Vice President & Chief Accounting Officer –
Covenant Transportation Group, Inc.
(principal accounting officer)

Tony Smith
President – Southern Refrigerated Transport, Inc.

James "Jim" Brower, Jr.
President – Star Transportation, Inc.

Charles "Jerry" Eddy
Senior Vice President – Operations –
Covenant Transport, Inc.

Jeffrey Paulsen
Senior Vice President – Sales & Marketing –
Covenant Transport, Inc.

Rob Stephens
Vice President & General Manager –
Covenant Transport Solutions, Inc.

INDEPENDENT AUDITORS

KPMG LLP
Atlanta, Georgia

TRANSFER AGENT AND REGISTRAR

Computershare
114 West 11th Street
Suite 150
Kansas City, Missouri 64105

CORPORATE HEADQUARTERS

400 Birmingham Highway
Chattanooga, Tennessee 37419
(423) 821-1212

CORPORATE COUNSEL

Scudder Law Firm, P.C., L.L.O.
Lincoln, Nebraska

ANNUAL MEETING

Covenant's Annual Meeting will be held at 10:00 a.m. local time on May 14, 2008, at the Company's corporate headquarters.

COMMON STOCK

NASDAQ National Market - CVTI

A copy of our Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission, may be obtained by stockholders of record without charge upon written request to Joey B. Hogan at the Company.

END